Form 10-K, Exhibit 13
period 1996-04-30
MARQUETTE ELECTRONICS INC
filed 1996-07-25
CIK 62675

MARQUETTE MEDICAL SYSTEMS


MARKET STRENGTH

Working as a strategic partner with customers to improve patient care and control costs through innovative diagnostic, monitoring, and clinical information systems.

HISTORY OF GROWTH

 . Founded in 1965

 . Current annual revenues: more than $550M

 . 3,000 employees


CUSTOMERS

Serving healthcare providers in more than 67 countries throughout the Americas, Europe, Middle East, Africa, and Asia-Pacific regions. Customers include:

 . National and regional health care systems

 . Hospitals

 . Teaching and research institutions

 . Medical clinics

 . Physician practices

 . Emergency and alternative care providers

MAJOR PRODUCTS

 . Clinical information systems

 . Non-invasive cardiac diagnostics

 . Catheterization laboratories

 . Cardiovascular information systems

 . Patient monitors

 . Fetal and neonate monitoring

 . Respiratory and anesthetic gas analysis

 . Ventilator management systems

 . Defibrillators

 . Image processing and electronic imaging systems

Marquette Electronics, Inc. and Subsidiaries

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in Thousands Except Per Share Data)

                                          Year Ended April 30,
                            ------------------------------------------------
                             1996     1995      1994      1993      1992
                            ------    ----      ----      ----      -----

INCOME STATEMENT DATA:
- ----------------------------------------------------------------------------
Net sales                   $416,293  $342,176  $253,808  $250,178  $233,140
- ----------------------------------------------------------------------------
Net income (loss) before
  cumulative effect of
  change in accounting
  principle                  (24,868)   19,557    18,641    17,258    14,575
- ----------------------------------------------------------------------------
Net income (loss)            (24,868)   19,557    18,641    17,790    14,575
- ----------------------------------------------------------------------------
PER SHARE AMOUNTS:
- ----------------------------------------------------------------------------
Net income (loss) before
  cumulative effect of
  change in accounting
  principle                 $  (1.53)   $ 1.21  $   1.16  $   1.08  $    .93
- ----------------------------------------------------------------------------
Net income (loss)              (1.53)     1.21      1.16      1.11       .93
- ----------------------------------------------------------------------------
Shares used in per
share calculation             16,254    16,172    16,090    16,039    15,648
- ----------------------------------------------------------------------------
BALANCE SHEET DATA:
- ----------------------------------------------------------------------------
Working capital            $133,197   $100,400  $109,560  $ 91,477  $ 82,789
- ----------------------------------------------------------------------------
Total assets                431,718    264,865   203,180   176,646   181,978
- ----------------------------------------------------------------------------
Long-term debt               81,254      8,112       102       747    12,825
- ----------------------------------------------------------------------------
Shareholders' equity        147,925    170,893   149,421   130,589   112,706
- ----------------------------------------------------------------------------

[LOGO]




To Our Shareowners



Throughout our thirty year history, Marquette has established itself as a leader in developing technology for healthcare. Our organization has always prized innovation, but also has an infrastructure to support growth, and is positioned to capitalize on the fundamental changes taking place in healthcare.

We believe the acquisition of E for M Corporation in the third quarter will greatly enhance our long-term potential. A respected developer of healthcare systems and equipment since 1951, E for M is a well-known and highly regarded brand name in the medical community. Its largest subsidiary, Hellige GmbH, has a strong German/European franchise in healthcare equipment dating back 100 years.

Results in 1996 reflect the actions required to forge a new Marquette. By the end of fiscal 1996, all non-recurring charges relating to the E for M acquisition had been recorded, and the integration of E for M with Marquette was complete, including redundant facility closings, relocations, product line consolidations, and staffing reductions. We enter 1997 anticipating a definite and positive contribution to earnings from E for M, and far greater market penetration for Marquette, especially in Europe.

In the normal course of our business, excluding one-time charges relating to the E for M acquisition, net income for the year was $13.3 million, or $0.82 per share. With the acquisition completed, we elected to record $39.7 million on one-time write-offs and non-recurring restructuring expenses, resulting in a net loss for the year of $24.9 million, or $1.53 per share. Net sales for fiscal year 1996, including E for M sales for the last four months of the year, were $416.3 million, up 21.7% from net sales of $342.2 million for fiscal year 1995. Fiscal 1996 ended on a strong note; fourth quarter income from operations, excluding restructuring expenses, surpassed last year's level.

Looking ahead to fiscal 1997 and beyond, we are excited about the opportunities to improve financial performance and growth. The changes we have made bring us closer to our goals by adding new strengths to Marquette:

  . Our product breadth, distribution channels, and market opportunities are significantly greater than just two years ago.

  . Marquette's annual revenues are expected to exceed the half-billion-dollar level in fiscal 1997, giving us significant worldwide presence with 35%-40% of our base in international markets.

  . Long-standing business and technological partnerships with our customers
- --hospitals and integrated healthcare delivery networks in the U.S. and worldwide--have been broadened and strengthened.

  . Manufacturing and engineering capacity at our six production facilities can now support our growth through 1997 with no meaningful addition to fixed costs.

   Marquette's 15-year unbroken record of increased revenues is due chiefly to our ability to develop systems that enable customers to improve patient care while better managing costs. Along with maintaining our customer focus, we intend to capitalize on our new strategic strength, increase our profitability, and provide shareholders with an optimum long-term return on their investment.

Sincerely,



/s/ Timothy C. Mickelson                     /s/ Michael J. Cudahy
- ------------------------                     ---------------------
   Timothy C. Mickelson                         Michael J. Cudahy
   President                                    Chairman





                                                                   [PHOTO]

[LOGO]

Stability and Evolution


[PHOTO]

The new Solar(R) 9000 anesthesia information monitor provides almost limitless flexibility. Part of the Marquette Unity Network (TM), the Solar 9000 offers a convenient "one-look" modern windows-style display that shows all data, customized formats, and operation so simple it feels like second nature even to first-time users.


Even for Marquette -- a company built on entrepreneurial risk-taking and visionary thinking -- the past year has been a period of extraordinary change.

  We tapped into new leadership, strengthened our presence in Europe, introduced world-class products, added many new employees, consolidated facilities, re-organized into eight divisions, became the number one cath lab supplier in the world -- and even tinkered with our name.

  But one thing we didn't change was our mindset.

  We still believe that Marquette's greatest strength is our ability to listen and then deliver innovative technologies that make a real difference to patients, physicians, clinicians, and the people who manage the business side of healthcare. Today we call it "improving cost and quality outcomes." Thirty years ago, we called it "meeting customers' needs."

  It's the same thing. Marquette continues to evolve so that we can continue to help our customers succeed.

What's in a name?

  This year the company acknowledged what the world already knows: that Marquette produces much more than electronic "instruments." Clinical information today is gathered from many sources, and our "systems" have become the most important part of our business. To reflect this evolution, we are now calling ourselves Marquette Medical Systems instead of Marquette Electronics.

                      [LOGO OF MARQUETTE MEDICAL SYSTEMS]

  Today, no monitor is an island. What we offer to customers must either be a medical system or fit into a system. How well our products sell is increasingly a function of how successfully they integrate with hospital information systems and other equipment, including our competitors' products.

  The name change is also a clear reminder that Marquette is -- and always has been -- focused exclusively on healthcare. Our resources are committed entirely to making medical enterprises more efficient, from the NICU to home care.

     Of course, this change will have only a minor effect on our customers. Most of them refer to our company simply as "Marquette" and identify our products the same way.

     That's okay.  We prefer being on a first name basis with customers anyway.

THE MISSING LINK

     In rethinking our name, we've also taken a fresh look at our company positioning to make sure that Marquette is differentiated clearly in the marketplace.

     Our strength lies in data. We gather, convert, store, and disseminate it. What makes us different from other companies that do the same thing? The quality of our information, and our ability to make it easily and cost-effectively available to all decision makers within the medical institution.

     Products like the MUSE(R) cardiovascular information system and the Quantitative Sentinel(R) clinical information system are prime examples of what today's medical buyers are looking for: immediate, convenient access to accurate data that enables them to make better decisions.

     More than providing devices or systems or networks, Marquette creates solutions that encompass all these elements in ways that optimize patient care, work flow, and economics. In short, it's being the link between data and decision--the statement that defines Marquette's unique position in healthcare.

THE MUSE(R) CARDIOVASCULAR INFORMATION SYSTEM CONTINUES TO BE THE BEST SELLING SYSTEM OF ITS KIND IN THE WORLD, PROBABLY BECAUSE IT'S THE MOST VERSATILE. THE MUSE SYSTEM GIVES PHYSICIANS AND MANAGERS IMMEDIATE ACCESS TO PATIENT RESULTS FROM CARDIOVASCULAR SERVICES AND TO VALUABLE CLINICAL AND ADMINISTRATIVE OUTCOMES REPORTS.

                                      [PHOTO HERE]

[LOGO]

Power through Change

In November 1995, Marquette took a major step in expanding the company's power to serve customers throughout the world by acquiring E for M Corporation.

     A manufacturer of cardiology, diagnostic imaging and patient monitoring equipment since 1951, E for M is a well-known and highly regarded brand name in the medical community. Its largest subsidiary -- Hellige GmbH of Germany, a strong European franchise in healthcare systems and equipment -- was founded by one of the pioneers in electrocardiography over 100 years ago.

     The acquisition dramatically increases the breadth and depth of Marquette's existing product lines, and adds new medical imaging and electrophysiology cath lab products to our portfolio. It also turns "local" distribution channels into international highways for technology transfer.

     Hellige's leadership in European markets, for example, will open doors for Marquette's monitoring systems. Cost-conscious buyers in the U.S., Latin America, and the Asia-Pacific region will welcome the addition of Hellige's electrocardiographs and exercise test systems to our cardiology offerings. The combined resources of Marquette and E for M make us the largest, most complete cath lab provider in the world.

     Although the acquisition will nearly double Marquette's revenues and the size of our sales force, this change is not about making the company bigger. It's about increasing the power of each Marquette representative to serve today's customers. It's being able to enter the office of any healthcare decision-maker in the world, confident that we have solutions that span the entire price-performance spectrum.

     From office-based equipment to tertiary care systems, Marquette can now satisfy all levels of the healthcare delivery system.

[PHOTO HERE]

     The CardioSmart(TM) resting ECG system is Marquette's newest offering for the rapidly growing non-hospital market. Configurable functionality gives CardioSmart an edge over competitive systems. Users get a basic ECG system, attractively priced, with the ability to add modular capabilities as needed.

[PHOTO HERE]

     The new OnlineABG(TM) Monitoring System delivers arterial blood gas values at the point of care in about 60 seconds, with no blood handling and no blood loss. Blood gas values are integrated on the Solar 8000 monitor display with other vital signs information, providing a fast, accurate, and cost effective solution for ventilator management.

[PHOTO HERE]

     Hellige had been unable to get a foothold in Sweden, where Marquette was strong. The situation changed with the Marquette Hellige alliance. The first CardioSmart(R) resting ECG cardiograph was recently sold in that country.

[LOGO]

Independent, yet Integrated


     The E for M acquisition is the latest in a series of strategic moves to expand our resources, which included the Corometrics and QMI acquisition in 1994. One reason we were drawn to all of these companies was that their entrepreneurial drive and independent spirit complemented Marquette's own approach.

     The question then is -- how to integrate such companies without disintegrating the unique strengths that made them so successful?

     First, to preserve the essential nature of the core businesses, we have formed eight independent divisions within the Marquette family. Second, their efforts will be focused through strong unified vision from management. Third, all of these resources will be applied to help customers meet their objectives. The eight divisions within Marquette are:

     CARDIOLOGY

     ECG equipment; exercise testing systems; Holter systems; MUSE(R) cardiovascular information system; MARS(R) Unity workstations, defibrillators.

     PATIENT MONITORING

     Monitoring solutions for general purpose and ambulatory monitoring, as well as critical care and anesthesia departments.

     COROMETRICS FETAL AND NEONATAL MONITORING

     Global leader in sophisticated perinatal and neonatal monitoring systems.

     E FOR M CATH LAB PRODUCTS

     The world's broadest array of cath lab solutions, including the Mac-Lab(R) system; Midas(R) system; CardioWindow(R) system; and E for M electrophysiology products.

     QMI CLINICAL INFORMATION SYSTEMS

     Point-of-care clinical information systems to automate hospital charting and integrate patient information throughout the hospital.

[PHOTO HERE]

     The quality and efficiency of obstetric care is being improved with the Spectra-Tel(R) remote fetal monitoring system from the Corometrics division. Obstetricians can be "in two places at once" -- evaluating fetal data on actively laboring patients in the hospital, while also seeing patients in an outpatient setting.

     E FOR M IMAGING SYSTEMS

     Leading supplier of specialized cine films and related imaging services, as well as electronic imaging systems.

     SUPPLIES

     Everything needed to keep Marquette equipment performing at peak levels, from recording paper to lead wires and electrodes.

     SERVICE

     Highly trained technicians provide fast service on any Marquette product anywhere in the world, at any time day or night.

     This structure offers the best of both worlds to the customer: integrated, strategically focused solutions across all care areas, supported by clinical and technical depth within each care area.

     The challenge of integrating these divisions has been more logistical than philosophical. After all, it was shared qualities, not differences, that brought us together. A Marquette Engineering Manager put it best after meeting with Hellige engineers from Germany: "Why shouldn't it work? We are very similar people -- just operating in different time zones."

[PHOTE HERE]

     Marquette's entry to the low- to mid-range monitor market -- the Eagle(R) 3000 monitor -- is designed for lower-activity, non-transport applications. This large market includes pre- and post-anesthesia care, outpatient surgery centers, CUs in rural and small hospitals and free-standing emergency centers.

[LOGO]

Change through Leadership


Marquette has also been an instrument of change in healthcare in the past year. Increasingly, the hospitals, networks, and payer organizations that benchmark the clinical, financial, and information management standards in healthcare are looking to Marquette for the answers.

CHEST PAIN CENTERS:  "THE CCUS OF THE 90's"

     Health disease is the number one cost factor in hospitals, the major cost driver in health plans, and the fastest growing medical problem in our aging population base.

     It's no wonder then that Marquette's Chest Pain Center solutions are gaining so much attention. Perfected in collaboration with Dr. Tony Joseph, president of American Medical Consulting, it's an alternative way to manage patients with chest pain through continuous monitoring in an observation unit in the ER.

     Chest Pain Centers can save lives and money. Dr. Joseph estimates that medical accuracy potential heart attack management can be increased to more than 99%, while the per patient cost can be lowered by 75%.

     Many people believe that Chest Pain Centers will become as prevalent as Coronary Care Units (CCUs). One HMO executive comments: "Often we see improvements in medical technology that increase the quality of care but also increase the cost. Here we have an improvement that reduces cost, which is what employers are asking us to do."

MANAGED USE PROGRAM:  "THE MOST INNOVATIVE PROGRAM IN THE INDUSTRY"

     It's no longer a "we make it, you buy it" business. Under increasing financial stain, medical customers expect us to share more than our best thinking with them; they expect us to shoulder financial risk as well.

     That's why Marquette has developed the Managed Use(TM) program. One major for-profit healthcare organization calls it "the single most innovative program in the capital equipment industry."

[PHOTO HERE]

     The ST Guard(R) system is central to the success of Marquette's Chest Pain Center solution. It displays patient data so that physicians can easily identify serial ECG changes and make quicker, more informed diagnoses.

                                                                          [LOGO]

     The concept is simple but radical. Customers have a revenue-based expense, with payment indexed to utilization. If patient use in affected areas -- like the CCU, for example -- declines, so do payments. The Management use Program combines the fiscal flexibility of a "fee for service" arrangement with the traditionally lower rates of a long-term lease.

     Why do we do it? Because we trust the broad applicability of our equipment and the savvy of our sales consultants to understand a provider's needs.

     We also believe that customers have the right to expect us to put our own money where our products are.

INFORMATION SERVICES:  "CONSISTENCY IN A NON-CONSISTENT WORLD"

     Information Systems are a top priority and a major stress point for healthcare enterprises these days. Marquette's Quantitative Sentinel(R) system
- -- an automated clinical information system -- is proving itself under the scrutiny of the most demanding audiences.

     A 725-bed U.S. hospital conducted an 18-month feasibility study to evaluate providers for automated ICU records. Our QS(R) product was selected because of its practicality: "The 'real [paper] world' is not necessarily consistent, but the QS offers conformity and consistency.

     Six months after installation, the selection team repeated the study and reported these findings. The Quantitative Sentinel system improved charting quality for 62% to 95%; saved more than $13,000 in overtime pay through more efficient charting, enabled nurses to spend nearly an hour more on patient care per shift; and increased positive cash flow at a projected annual rate of $35,000 through more accurate documentation of patient charges.

     "We are fully confident in its capabilities," commented one team member. Even given the size of the facility, "there is no question that the QS can handle it."

     Perhaps the ability to inspire such trust -- and provide such quantifiable benefits -- is why the QS clinical information system is Marquette's fastest growing product line.

     Marquette's newest address is www.mei.com -- our home page on the World Wide Web. Visited by about 7,000 people a day from all over the world, it recently received the highest rating of any medical device company by an independent website evaluation firm.

[PHOTO HERE]

     The Children's Medical Centre in Kazan is the site of the first MAC-Lab(R) installation in Russia. An American doctor who came to demonstrate surgical procedures was so impressed that he vowed to order a MAC-Lab for his facility in California.

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

APRIL 30, 1996 AND 1995 (Dollars In Thousands Except Per Share Data)

ASSETS                                                   1996       1995
                                                       --------   --------
CURRENT ASSETS:
  Cash and cash equivalents                            $  2,890   $  3,330
  Accounts receivable, less allowances of
   $6,430 and $1,066                                    138,455     91,118
  Inventories                                           106,168     75,140
  Prepaid expenses and other                              5,543      4,112
  Deferred income tax benefits                            7,904      1,630
                                                       --------   --------
    Total current assets                                260,960    175,330
                                                       --------   --------
PROPERTY AND EQUIPMENT:
  Land and improvements                                  23,669      6,238
  Buildings                                              43,579     30,865
  Equipment                                              82,896     66,663
  Construction in Progress                                  458      1,817
                                                       --------   --------
                                                        150,602    105,583
  Less- Accumulated depreciation                         53,826     44,636
                                                       --------   --------
          Net property and equipment                     96,776     60,947
                                                       --------   --------
OTHER ASSETS:
  Goodwill, less accumulated amortization of
   $6,635 and $4,224                                     45,882     23,604
  Other intangibles, less accumulated amortization
   of $648 and $0                                        20,587         --
  Cash surrender value and other                          7,513      4,984
                                                       --------   --------
    Total other assets                                   73,982     28,588
                                                       --------   --------
                                                       $431,718   $264,865
                                                       ========   ========

The accompanying notes are an integral part of these consolidated balance sheets.


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:                                    1996          1995
                                                      --------      --------
   Amounts due to bank                                $  7,101      $  6,450
   Notes payable to bank                                28,822        22,544
   Current maturities of long-term debt                  3,122           100
   Accounts payable                                     31,764        18,957
   Accrued liabilities-
     Payroll related expenses                           22,014        12,258
     Warranty                                            6,475         4,194
     Other                                              28,465        10,460
                                                      --------      --------
          Total current liabilities                    127,763        74,963
                                                      --------      --------
LONG-TERM DEBT, less current maturities                 81,254         8,112
DEFERRED INCOME TAXES                                   21,404         2,897
PENSION AND OTHER LONG-TERM LIABILITIES                 45,372            --
CLASS A COMMON STOCK UNDER REPURCHASE
 AGREEMENTS (Note 10)                                    8,000         8,000
SHAREHOLDERS' EQUITY:
   Class A Common Stock, $.10 par value, 30,000,000
     shares authorized, 16,060,311 and 15,946,605
     shares issued and outstanding in 1996 and 1995,
     respectively                                        1,606         1,594
   Class C Common Stock, $.01 par value, 50,000,000
     shares authorized, 26,250,000 shares issued
     and outstanding                                       263           263
   Additional paid-in capital                           31,569        26,870
   Retained earnings                                   126,152       151,020
   Cumulative translation adjustment                    (3,665)         (854)
   Class A Common Stock under repurchase
     agreements (Note 10)                               (8,000)       (8,000)
                                                      --------       -------
       Total liabilities and shareholders' equity     $431,718      $264,865
                                                      ========      ========

The accompanying notes are an integral part of these consolidated balance sheets.

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994
(Dollars In Thousands Except Per Share Data)


                                         1996       1995       1994
                                       --------   --------   --------
NET SALES                              $416,293   $342,176   $253,808

COST OF SALES                           214,947    167,130    122,187
                                       --------   --------   --------
    Gross profit                        201,346    175,046    131,621
                                       --------   --------   --------
ENGINEERING EXPENSES                     37,307     30,716     22,417

SELLING EXPENSES                        105,259     85,072     62,397

GENERAL AND ADMINISTRATIVE EXPENSES      32,880     25,362     18,824

RESTRUCTURING EXPENSES                    3,956         --         --

WRITE-OFF OF ACQUIRED IN-PROCESS
  RESEARCH & DEVELOPMENT                 35,700         --         --
                                       --------   --------   --------
    Total operating expenses            215,102    141,150    103,638
                                       --------   --------   --------
    Operating income(loss)              (13,756)    33,896     27,983

INTEREST EXPENSE                          4,386      2,973        322

OTHER EXPENSE(INCOME), net               (1,162)      (107)      (554)
                                       --------   --------   --------
   Income(loss) before provision
     for income taxes                   (16,980)    31,030     28,215


PROVISION FOR INCOME TAXES                7,888     11,473      9,574
                                       --------   --------   --------
NET INCOME(LOSS)                       $(24,868)  $ 19,557   $ 18,641
                                       ========   ========    =======
PER CLASS A COMMON SHARE:

    Net Income (Loss)                    $(1.53)     $1.21      $1.16
                                       ========   ========   ========

The accompanying notes are an integral part of these consolidated statements.

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994
(Dollars In Thousands)
                                                               1996          1995          1994
                                                             --------       -------       -------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                       $(24,868)      $19,557       $18,641
     Adjustments to reconcile net income (loss) to
      net cash provided by operating activities-
       Depreciation and amortization                           12,042        14,378         9,817
       Write-off of acquired in-process
         research & development                                35,700             -             -
        Deferred income taxes                                    (634)          826          (695)
       Changes in assets and liabilities
          Accounts receivable                                     992           364        (4,050)
          Inventories                                           2,379        (7,037)       (2,325)
          Prepaid expenses and other assets                     6,497          (675)         (184)

                                                                   1996          1995         1994
                                                                ----------      -------     -------
      Accounts payable and accrued liabilities                     (8,123)        8,806       4,625
                                                                ---------       -------      ------
            Net cash provided by operating activities              23,985        36,219      25,829

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                         (11,399)      (15,124)     (8,858)
     Purchase of E for M Corporation and Corometrics
       Medical Systems, Inc., net of cash acquired                (89,171)      (70,045)          -
                                                                ---------       -------     -------
            Net cashed used in investing activities              (100,570)      (85,169)     (8,858)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from notes payable to bank                        3,005        14,737       4,993
     Proceeds from issuance of long-term debt                      90,000        45,000           -
     Payments on long-term debt                                   (17,000)      (37,003)     (1,339)
     Proceeds from issuance of common stock                         1,393         1,110         551
                                                                ---------       -------     -------
            Net cash provided by financing activities              77,398        23,844       4,205

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
 CASH EQUIVALENTS                                                  (1,253)          626        (413)
                                                                ---------       -------     -------
            Net increase (decrease) in cash and cash                 (440)      (24,480)     20,763
             equivalents

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      3,330        27,810       7,047
                                                                ---------       -------     -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        $   2,890       $ 3,330     $27,810
                                                                =========       =======     =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for-
    Interest                                                    $   4,153       $ 2,911     $   343
    Income taxes                                                $   9,789       $11,523     $ 8,835

Supplemental Schedule of Noncash Investing and
  Financing Activities
   The Company purchased all of the capital stock
     of E for M Corporation and of Corometrics
     Medical Systems, Inc. for $90,333 and $70,766,
     in fiscal 1996 and 1995, respectively.
   In conjunction with the acquisition, liabilities
     were assumed as follows:
      Fair value of assets acquired
        (including goodwill)                                    $ 215,524       $78,729
      Cash paid for the capital stock                              90,333        70,766
      Stock options converted                                       3,083             -
                                                                ---------       -------
        Liabilities assumed                                     $ 122,108       $ 7,963
                                                                =========       =======

The accompanying notes are an integral part of these consolidated statements.

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED APRIL 30, 1996, 1995 AND 1994 (Dollars in Thousands)


                                                   Class A                Class C
                                                Common Stock           Common Stock       Additional              Cumulative
                                           ----------------------  ---------------------   Paid-In     Retained   Translation
                                             Shares      Amount      Shares     Amount     Capital     Earnings   Adjustment
                                           ----------  ----------  ---------- ----------  ----------   --------   -----------
BALANCE, April 30, 1993                    15,790,975    $1,579    26,250,000    $263      $24,992     $112,822    $(1,067)
 .............................................................................................................................
Issuance of common stock under option          61,380         6            --       --         545           --         --
 .............................................................................................................................
Cumulative translation adjustment                  --        --            --       --          --           --       (413)
 .............................................................................................................................
Other                                              --        --            --       --          53           --         --
 .............................................................................................................................
Net income                                         --        --            --       --          --       18,641         --
 ...........................................----------....------....----------.....----.....-------.....--------....-------
BALANCE, April 30, 1994                    15,852,355    $1,585    26,250,000     $263     $25,590     $131,463    $(1,480)
 .............................................................................................................................
Issuance of common stock under option          94,250         9            --       --       1,101           --         --
 .............................................................................................................................
Cumulative translation adjustment                  --        --            --       --          --           --        626
 .............................................................................................................................
Other                                              --        --            --       --         179           --         --
 .............................................................................................................................
Net income                                         --        --            --       --          --       19,557         --
 ...........................................----------....------....----------.....----.....-------.....--------....-------
BALANCE, April 30, 1995                    15,946,605    $1,594    26,250,000     $263     $26,870     $151,020    $  (854)
 .............................................................................................................................
Issuance of common stock under option         113,706        12            --       --       1,381           --         --
 .............................................................................................................................
Cumulative translation adjustment                  --        --            --       --          --           --     (2,811)
 .............................................................................................................................
Conversion of E for M stock options
 into Marquette options                            --        --            --       --       3,083           --         --
 .............................................................................................................................
Other                                              --        --            --       --         235           --         --
 .............................................................................................................................
Net income(loss)                                   --        --            --       --          --      (24,868)        --
 ...........................................----------....------....----------.....----.....-------.....--------....-------
BALANCE, April 30, 1996                    16,060,311    $1,606    26,250,000     $263     $31,569     $126,152    $(3,665)
 ...........................................==========....======....==========.....====.....=======.....========....=======

The accompanying notes are an integral part of these consolidated statements.

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

(1) Nature of Operations

        Marquette Electronics, Inc. (the "Company") is a multi-national manufacturer of medical electronic equipment and clinical information systems for the diagnosis and monitoring of patients requiring critical care. The Company's principal product lines include electrocardiographic equipment, patient monitors, clinical information systems, cardiac catheterization and electrophysiology laboratories, defibrillators and a complete line of supplies. The Company's principal markets are the major medical institutions and teaching hospitals, particularly those institutions specializing in the diagnosis and treatment of heart disease. The Company also markets its products to smaller hospitals, medical clinics, physician offices, government hospitals, research institutions, and providers of emergency care. The Company covers the United States market, most of Western Europe and Australia through its own sales force. The remainder of the international market is served by dealers.

(2) Summary of Significant Accounting Policies-

    (a) Basis of consolidation-

        The consolidated financial statements include the accounts of Marquette Electronics, Inc. and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    (b) Revenue recognition-

        Revenue is recognized on an accrual basis when equipment and supplies are shipped. Revenue for service contracts is recognized over the term of the contract, typically twelve months. Costs related to service contracts are expensed as incurred.

    (c) Inventories-

        Inventories consist of the following:


                                                  April 30,
                                              ----------------
                                                1996     1995
                                              -------- -------
        Raw materials and component parts      $35,716 $20,551
        Work-in-process and finished goods      45,869  33,561
        Inventory on loan or consignment        24,583  21,028
                                              -------- -------
                                              $106,168 $75,140
                                              ======== =======

        For its domestic inventories (representing 61% and 93% of total inventories at April 30, 1996 and 1995, respectively), the Company employs the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is used for all remaining inventories. If the FIFO cost method had been used for domestic inventories instead of the LIFO cost method, the carrying value assigned to inventories would have been $1,962 and $2,651 less at April 30, 1996 and 1995, respectively.

    (d) Property and equipment-

        Property and equipment, along with improvements that significantly extend the useful life of existing assets, are carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets which

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

        range from 15-20 years for land improvements, 40-50 years for buildings and 3-7 years for equipment.

    (e) Research and development costs-

        Research and development costs are charged to operations as incurred. Such charges were $23,756, $22,501 and $17,413 in fiscal 1996, 1995 and
        1994, respectively. The Company also charged to operations $35,700 related to the write-off of acquired in-process research and development attributable to the E for M acquisition. See Note 3 for further discussion of purchased research and development costs.

    (f) Advertising costs-

        Advertising costs are charged to operations as incurred. Such charges were $2,260, $1,691 and $1,755 in fiscal 1996, 1995 and 1994, respectively.

    (g) Cash and cash equivalents-

        For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

    (h) Foreign currency-

        Asset and liability accounts of the Company's foreign operations are translated at the current exchange rate, and income and expense accounts are translated at the average of the monthly exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are classified as a separate component of shareholders' equity.

        Foreign currency transaction gains (losses) totalling $744, $124, and $(490) are included in other income in the consolidated statements of income for fiscal 1996, 1995 and 1994, respectively.

        As a hedge against foreign accounts payable, the Company at times has entered into various forward exchange contracts to exchange foreign currencies for United States dollars at a fixed contract rate. Market value gains and losses resulting from these contracts are recognized in the consolidated statements of income and offset foreign exchange gains or losses on the foreign payables at their maturity date. As of April 30, 1996, the Company has three such contracts to exchange various foreign currencies for a total contract amount of $758 and a maturity date of May 31, 1996. The carrying value of these contracts approximates fair value.

    (i) Net income per Class A common share-

        Class C Common Stock participates in income with Class A Common Stock in the ratio of 1:100. Consequently, the weighted average shares for calculating net income per Class A common share is equal to the sum of the weighted average number of shares of Class A Common Stock outstanding and 1/100

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

        of the weighted average number of shares of Class C Common Stock outstanding during the year. Such weighted average shares were 16,254,000, 16,172,000 and 16,090,000 for fiscal 1996, 1995 and 1994, respectively.

    (j) Goodwill-

        The excess of the purchase cost over the fair value of net assets acquired is being amortized over a range of 15-20 years on a straight-line basis. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's discounted net cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Goodwill (net of accumulated amortization) was $45,882 and $23,604 at April 30, 1996 and 1995, respectively.
        Amortization of goodwill was $2,453 in fiscal 1996, $1,871 in fiscal 1995 and $451 in fiscal 1994. See Note 3 for further discussion related to the goodwill attributable to the E for M and Corometrics acquisitions. In March, 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which addresses accounting for the impairment of long-lived assets that either will be held and used in operations or that will be disposed of. The Company does not believe that the adoption of this statement on May 1, 1996 will have a material impact on the financial position or results of operations of the Company.

    (k) Use of estimates-

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (l) Reclassification of prior year amounts-

        Certain prior year amounts have been reclassified to conform with current year presentations.

(3) Acquisition of Corometrics Medical Systems, Inc. and E for M Corporation

        On May 31, 1994, the Company acquired 100% of the common stock of Corometrics Medical Systems, Inc.

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

        ("Corometrics"), a manufacturer of fetal monitors and related products. The purchase price was approximately $70,800 and was paid in cash. Related to this purchase, the Company borrowed $49,200 under a bank loan agreement. As of April 30, 1996, these borrowings have been paid in full. The acquisition has been accounted for as a purchase, and the excess of the purchase price over the fair value of net assets acquired has been allocated to goodwill. The value of such goodwill is $23,230.

        Effective January 1, 1996, the Company acquired 100% of the common stock of E for M Corporation ("E for M"), an international medical equipment, software and supplies company serving patient monitoring and cardiology, which includes cardiac catheterization and electrophysiology laboratories. The purchase price was approximately $93,400 and was paid in cash and through the issuance of stock options. The Company converted outstanding options for E for M stock into options for Marquette stock as part of the transaction. The fair value of the converted options was $3,083. Related to this purchase, the Company borrowed $90,000 under bank loan agreements payable periodically over the next five years. The acquisition has been accounted for as a purchase and the excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. Based on a preliminary allocation of purchase price, the approximate value of such goodwill is $26,196. In addition, the Company acquired intangible assets related to in-process research and development (R&D), product technologies and tradenames with values of $35,700, $12,672 and $8,468, respectively. The acquired in-process R&D was entirely written-off during the year. The remaining intangibles have estimated useful lives ranging from 7 to 40 years.

        In connection with the acquisition, the Company implemented a restructuring plan for the purpose of integrating the E for M operation into the Company's existing operations. This restructuring plan included consolidation of facilities as well as a reduction in the number of employees required for the combined operations. The costs expected to be incurred with respect to this restructuring plan were recorded as liabilities of E for M which were assumed in the purchase transaction. The total restructuring charges attributable to E for M were $8,447. This total liability recorded at the acquisition included $5,532 of severance costs, $992 of dealer termination costs and $1,923 of facility closing, legal and other costs. This restructuring plan is expected to be completed by April 30, 1997. As of April 30, 1996,

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

        $7,662 of the restructuring charges remained in "Other current liabilities" in the Consolidated Balance Sheets.

        Unaudited pro-forma results of operations, assuming the acquisition of both Corometrics and E for M as of May 1, 1994, and the $35,700 write-off of acquired in-process R&D in fiscal 1996, would be as follows:


                                            Year Ended
                                             April 30,
                                        -------------------
                                          1996       1995
                                        --------   --------
        Net Sales                       $540,936   $541,138
        Net Income (Loss)                (27,430)    11,493
        Net Income (Loss) Per Class
         A Common Share                    (1.69)       .71

(4) Income Taxes-

        Deferred income taxes are recorded to reflect the tax consequences on future years on differences between the tax basis of assets and liabilities and their financial reporting amounts at fiscal year end. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

        The provision for income taxes consists of the following:


                             Year Ended April 30,
                          -------------------------
                           1996      1995     1994
                          ------   -------   ------
        Current-
         Federal          $7,692   $ 8,609  $ 8,617
         State             1,072     1,547    1,363
         Foreign            (242)      491      289
                          ------   -------   ------
                           8,522    10,647   10,269
        Deferred            (634)      826     (695)
                          ------   -------   ------
                          $7,888   $11,473  $ 9,574
                          ======   =======  =======

        A reconciliation of the statutory Federal income tax rate to the consolidated effective income tax rate is as follows:

                                                Year Ended April 30,
                                              -----------------------
                                               1996     1995    1994
                                              -------  ------  ------
        Statutory Federal income tax rate      (35.0)%  35.0%   35.0%
        State and local income taxes, net
         of Federal income tax benefit           4.1     3.4     3.0
        Tax credits                                -    (1.9)   (1.8)
        Foreign tax rate differences and
         foreign tax losses not benefited        7.4     0.2     1.2
        FSC benefit                             (2.7)   (1.4)   (2.5)
        Purchased R&D                           73.6      --      --
        Other                                   (0.9)    1.7    (1.0)
                                              -------  ------  ------
         Effective income tax rate              46.5%   37.0%   33.9%
                                              =======  ======  ======

        Temporary differences which give rise to the deferred tax assets and liabilities at April 30, 1996 and 1995 are as follows:


                                                    April 30,
                                               -------------------
                                                 1996       1995
                                               --------    -------
        Short-term deferred tax
         assets (liabilities):
          Net operating loss carryforward      $ 14,281    $   741
          Pension                                 1,773         --
          Warranty reserve                        1,350      1,193
          Inventories                              (999)    (1,755)
          Accrued vacation                        1,216        942
          Intercompany profit
           in inventory                             486        607
          Restructuring reserve                   4,371         --
          Self-insurance reserve                    341        199
          Bad debt reserve                          201        150
          Capital loss carryforward                 532         63
          Other                                     406        231
          Valuation allowance                   (16,054)      (741)
                                               --------    -------
                                               $  7,904    $ 1,630
                                               ========    =======

        Long-term deferred tax
         assets (liabilities):
          Tax Basis Difference
            of Fixed Assets                    $ (1,251)   $(1,161)
          Tax Basis Difference
            of Intangible Assets                (19,672)    (1,872)
          Other                                    (481)       136
                                               --------    -------
                                               $(21,404)   $(2,897)
                                               ========    =======

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

(5) Notes Payable to Bank-

        The Company has an unsecured line of credit with a bank whereby it may borrow up to $20,000. As of April 30, 1996, the borrowings outstanding are $14,500. Standby letters of credit of $1,604 reduce the available credit to $3,896 as of April 30, 1996.

        The Company has loan authorizations and overdraft facilities with various banks whereby it may borrow up to $33,244 (or Eurocurrency equivalent) to be used for general purposes. As of April 30, 1996, the borrowings outstanding are $14,322. Outstanding bank guarantees of $4,924 reduce the available credit to $13,998 as of April 30, 1996.

        The Company has entered into some of the above foreign currency loans in an amount and term similar to the expected collection period of foreign accounts receivable as a natural hedge against these amounts. The amount outstanding on such loans was $6,236 and $8,803 in fiscal 1996 and fiscal 1995, respectively.

        The following table summarizes certain information regarding these short-term borrowings:


                                          Year Ended April 30,
                                        ------------------------
                                         1996     1995     1994
                                        -------  -------  ------
    Maximum amount of borrowings        $28,742  $27,256  $7,806

    Average amount of borrowings         21,975   20,924   3,462

    Weighted average interest rate
     during year                            6.8%     6.1%    7.9%

    Weighted average interest rate
     at year end                            6.5%     6.7%    7.6%

(6) Long-Term Debt-

        Long-term debt consists of the following:

                                                     April 30,
                                                  ---------------
                                                    1996    1995
                                                  -------  ------
        Term note, repaid in fiscal 1996
        bearing interest at LIBOR + 1%            $    --  $3,000

        Term note, repaid in fiscal 1996
        bearing interest at LIBOR + 1%            $    --   5,000

        Term note, due in installments through
        October 31, 2000, bearing interest at
        LIBOR + 1% (6.4375% at April 30, 1996)     27,000      --

        Term note, due in installments through
        October 31, 2000, bearing interest at
        LIBOR + 1% (6.4375% at April 30, 1996)     27,000      --

        Term note, due in installments through
        October 31, 2000, bearing interest at
        LIBOR + 1% (6.4375% at April 30, 1996)     27,000      --

        Installment promissory note, due
        March 31, 1999, bearing interest at
        fixed rate of 7.175%                        1,224      --

        Installment promissory note, due
        September 30, 1999, bearing interest
        at fixed rate of 8.750%                     1,687      --

        Other                                         465     212
                                                  -------  ------
                                                   84,376   8,212
        Less- Current maturities                    3,122     100
                                                  -------  ------
                                                  $81,254  $8,112
                                                  =======  ======

        Scheduled maturities:

                    Year Ending
                     April 30,    Amount
                    -----------  -------
                    1997         $ 3,122
                    1998          23,753
                    1999          23,470
                    2000          22,781
                    2001          11,250
                                 -------
                                 $84,376
                                 =======

        The carrying value of long-term debt approximates fair value.

        The term notes contain restrictive covenants which, among other things, require the Company to maintain a

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

        minimum tangible net worth, a minimum interest coverage ratio and a maximum liabilities to tangible net worth ratio. The Company was in compliance with all such covenants at April 30, 1996.


(7) Commitments and Contingencies-

        The Company leases plant, office space, and automobiles under various operating lease agreements. Minimum rental commitments under leases having initial or remaining terms of greater than one year are as follows:

          Year Ending
           April 30,    Amount
          -----------   -------
          1997          $ 1,504
          1998            1,253
          1999              783
          Thereafter         20

        Rental expense charged to operations was $1,585, $1,591 and $1,727 in fiscal 1996, 1995 and 1994, respectively.

        The Company leases automobiles from a company owned by two directors. Rental expense was $589, $1,028 and $1,058 in fiscal 1996, 1995 and 1994, respectively.

        Various lawsuits and claims are pending against the Company. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the resolution of these lawsuits and claims will not, in the opinion of management, result in a material adverse effect on the financial position or results of operations of the Company.

(8) Common Stock-

        Class A and Class C Common Stock have equal voting rights. Dividends may be declared on the Class A Common Stock without the declaration of any dividend on the Class C Common Stock. Dividends may only be declared on the Class C Common Stock if at the same time a dividend in an amount at least 100 times as great per share is declared on the Class A Common Stock. In the event of liquidation, amounts distributed with respect to each share of Class A Common Stock must be 100 times as great as amounts distributed with respect to each share of Class C Common Stock.

 (9) Stock Option Plans-

        The Company has reserved 2,500,000 shares of Class A Common Stock for issuance under the Amended and Restated Stock Option Plan for Employees of Marquette Electronics Inc. (the "Plan"). The number of shares reserved for issuance by the Company under this Plan increased from 2,500,000 shares to 3,500,000 on February 9, 1996 by a vote by the Company's Board of Directors, subject to shareholder approval. Under the Plan, incentive options may be granted to purchase shares at or above fair market value on the date of grant and expire within ten years, and non-qualified options may be granted at or above 85% of fair market value on the

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

        date of grant and expire within fifteen years. If stock options granted under the Plan expire or otherwise terminate without being exercised, the Class A Common Stock not issued under such stock options shall again become available for issuance under the Plan.

        Option activity during fiscal 1996, 1995 and 1994 is as follows:

                                       Number of Shares
                                         Under Option
                                       ----------------
        Outstanding, April 30, 1993         349,921
          Granted                         1,090,000
          Exercised                         (61,380)
          Cancelled                         (73,875)
                                          ---------
        Outstanding, April 30, 1994       1,304,666
          Granted                           292,200
          Exercised                         (94,250)
          Cancelled                         (80,250)
                                          ---------
        Outstanding, April 30, 1995       1,422,366
          Granted                           895,600
          Exercised                         (96,800)
          Cancelled                        (407,950)
                                          ---------
        Outstanding, April 30, 1996       1,813,216
                                          =========

        The prices of options exercised during fiscal 1994 were 15,000 shares at $6.17 per share, 15,000 shares at $8.33 per share, 7,500 shares at $9.00 per share, 19,880 shares at $11.13 per share and 4,000 shares at $11.20 per share.

        The prices of options exercised during fiscal 1995 were 51,750 shares at $11.13 per share, 2,000 shares at $9.67 per share, 4,750 shares at $10.00 per share, 15,750 shares at $11.20 per share, 15,000 shares at $14.25 per share, and 5,000 shares at $15.50 per share.

        The prices of options exercised during fiscal 1996 were 9,250 shares at $9.67 per share, 10,250 shares at $10.00 per share, 1,250 shares at $11.20 per share, 4,050 shares at $13.67 per share, 2,000 shares at $16.75 per share, 50,000 shares at $14.25 per share, and 20,000 shares at $16.25 per share.

        The options outstanding at April 30, 1996, consist of the following:


            Number of Shares
       -------------------------
       Outstanding   Exercisable        Option Price
       -------------------------      ---------------
          611,116      199,366        $11.20 - $14.99
        1,064,600      101,500         15.00 -  20.99
          137,500       12,500         21.00 -  21.50
        ---------      -------
        1,813,216      313,366
        =========      =======

        The Company has reserved 276,042 shares of Class A Common Stock for issuance under the E for M 1991 Stock Option Plan and E for M 1991 Key Employee Stock Option Plan. The E for M stock options outstanding on the acquisition date were converted into stock options of the Company in conjunction with the acquisition. Each option converted by the Company continues to have, and is subject to, the same terms and conditions set forth in E for M's stock option plan prior to the acquisition. The E for M stock options were converted into 276,042 stock options of the Company pursuant to this plan based on an exchange ratio of the average price of Marquette stock at the acquisition date to the tender price of E for M stock.

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

        Option activity related to this plan in fiscal 1996 is as follows:

                                          Number of Shares
                                            Under Option
                                          ----------------
        Outstanding, April 30, 1995                 --
          Granted                              276,042
          Exercised                            (16,906)
          Cancelled                                 --
                                               -------
        Outstanding, April 30, 1996            259,136
                                               =======

        The prices of the options exercised during fiscal 1996 were 12,532 shares at $1.10 per share, 546 shares at $6.58 per share, 912 shares at $7.61 per share, and 2,916 shares at $12.34 per share.

        The options outstanding at April 30, 1996, consist of the following:


            Number of Shares
        ------------------------     --------------
        Outstanding  Exercisable      Option Price
        ------------------------     --------------
          118,924       50,367       $5.93 - $ 8.99
           90,170       74,091        9.00 -  10.99
           50,042       16,052       11.00 -  12.76
          -------      -------
          259,136      140,510
          =======      =======

        On August 25, 1994, the Company's shareholders approved the Marquette Electronics, Inc. Directors' (Non-Employee) Stock Option Plan (the "Directors' Plan"). The Directors' Plan is designed to compensate non-employee members of the Board of Directors by an annual grant of non-qualified options for 4,000 shares of Class A Common Stock at the then fair market value of the stock. These options become exercisable in four equal annual installments on each of the first four anniversaries of the date of grant and expire on the tenth anniversary date. The aggregate number of shares that may be issued under the Directors' Plan shall not exceed 250,000. During fiscal 1994, options to purchase 16,000 shares were granted at $14.50 per share. During fiscal 1995, options to purchase 20,000 shares were granted at $16.00 per share. During fiscal 1996, options to purchase 20,000 shares were granted at $16.25 per share. All options granted were outstanding at April 30, 1996, 20,000 shares of which were exercisable.

(10) Stock Repurchase Agreements-

        By agreement, the Company is obligated to repurchase up to $4,000 worth of Class A Common Stock from each of two shareholders, in each case at the shareholder's death and at a price per share determined in accordance with the agreements. Life insurance with a face value of $6,744 has been secured on the lives of the two shareholders to fund the payments required under the repurchase agreements. As of April 30, 1996, 444,444 shares of Class A Common Stock were subject to these stock repurchase agreements. The amount of the purchase price is payable within 210 days of the death of the shareholder.

(11) Restructuring of Operations-

        In fiscal 1996, the Company initiated and began to implement a plan to restructure its worldwide operations, primarily in Europe. The restructuring

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

        plan consists of a consolidation of European offices as well as a corresponding reduction in the number of employees. The restructuring plan is undertaken for purposes of consolidating the distribution function in Europe in order to address competitive conditions. In addition, the restructuring plan is necessary as the existing Marquette operations are integrated with E for M's European operations. In connection with these actions, the Company recorded restructuring charges of $3,956 to operating expenses in fiscal 1996. These charges include $1,267 of severance costs, $1,366 of facility closing costs including asset write-offs, and $1,323 of other costs such as dealer termination fees and related legal fees. This restructuring plan implementation is expected to be completed by the end of fiscal 1997. As of April 30, 1996, $2,513 of the restructuring charges remained in "Other current liabilities" in the Consolidated Balance Sheets.

(12) Employee Benefit Plans-

        Profit Sharing and 401(k) Plan - The Company has a Profit Sharing and 401(k) Plan (the "Plan") covering substantially all non-union employees. The Plan allows participants to make annual contributions ranging from 1% to 12% of their compensation, subject to certain limitations imposed by the Internal Revenue Code. The Company matches 25% of the Participants' contributions, subject to maximum annual matching per participant of five hundred dollars or 1.5% of the participants qualified compensation, whichever is greater. The Company may make annual discretionary contributions as authorized by the Board of Directors. Total Company contributions were $3,313, $3,300 and $2,449 in fiscal 1996, 1995 and 1994, respectively.

        Defined Benefit Plans - E for M has an unfunded noncontributory defined pension plan covering substantially all of its German-based employees over 25 years of age and with at least 10 years of service. The benefits are based on an employee's final month's salary and the number of years of continuous service with E for M.

        The components of net periodic pension cost for the four month period ended April 30, 1996 are:

        Service costs                     $  377
        Interest costs                     1,127
        Unrecognized net loss               (503)
                                          ------
          Net pension costs               $1,001
                                          ======

        The following is a reconciliation of the plan's projected benefit obligation to the recorded pension obligation at April 30, 1996:

        Accumulated benefit obligation    $41,099
                                          =======
        Vested benefit obligation         $38,364
                                          =======

        Projected benefit obligation      $45,339
        Unrecognized net loss                (503)
                                          -------
          Accrued pension obligation      $44,836
                                          =======

MARQUETTE ELECTRONICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1996, 1995 AND 1994 (Dollars In Thousands Except Per Share Data)

        The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6% and 2.75%, respectively.

        Corometrics established a defined benefit pension plan for certain of its union employees effective June 1, 1994. Pension expense charges to operations in fiscal 1996 and 1995 were not material.

(13) Segment and Geographic Information-

        The Company operates primarily in one business segment, the medical electronics equipment industry. Financial information by geographic area is summarized as follows:


                                              Year Ended April 30,
                                        -------------------------------
                                          1996        1995       1994
                                        --------    --------   --------
      Net sales originating from:
       United States                    $355,689    $321,408   $236,497
       Europe                             98,137      45,634     38,283
       Australia                           5,479       6,281      3,749
       Corporate and eliminations        (43,012)    (31,147)   (24,721)
                                        --------    --------   --------
                                        $416,293    $342,176   $253,808
                                        ========    ========   ========

      Income (loss) from operations:
       United States                    $ 11,307    $ 34,198   $ 29,816
       Europe                            (27,481)     (1,103)    (1,247)
       Australia                            (157)        321         62
       Corporate and eliminations          2,575         480       (648)
                                        --------    --------   --------
                                        $(13,756)   $ 33,896   $ 27,983
                                        ========    ========   ========

      Identifiable assets:
       United States                    $332,492    $237,224   $183,241
       Europe                             98,141      21,199     16,443
       Australia                           2,680       2,167      1,919
       Corporate and eliminations         (1,595)      4,275      1,577
                                        --------    --------   --------
                                        $431,718    $264,865   $203,180
                                        ========    ========   ========

        Transfers between geographic areas are recorded at market-based transfer prices. Corporate assets are principally cash and cash equivalents.

        Export sales, excluding sales to affiliates, totalled $39,566, $38,731 and $25,882 in fiscal 1996, 1995 and 1994, respectively.

(14)  Derivative Financial Instruments

        The Company uses foreign currency forward exchange contracts to hedge specific foreign currency exposures. These derivative financial instruments are not used for trading purposes.

(15)  Quarterly Data (Unaudited)


                                          1996
                          ---------------------------------------
                            1st       2nd        3rd        4th
                          ---------------------------------------
      Net Sales           $81,127   $84,511   $110,309   $140,346
      Gross Profit         38,641    43,843     53,578     65,284
      Net Income(loss)        979     4,043    (30,665)       775
      Per Class A
        Common Share          .06       .25      (1.89)       .05

                                          1995
                          ---------------------------------------
                            1st       2nd       3rd        4th
                          ---------------------------------------
      Net Sales           $76,572   $86,720   $92,968    $85,916
      Gross Profit         39,226    44,105    47,705     44,010
      Net Income(loss)      4,224     5,502     6,112      3,719
      Per Class A
        Common Share          .26       .34       .38        .23

        The following table sets forth the high and low sales prices for the Class A common stock as reported on the NASDAQ National Market System. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission:


                                       Year Ended
                            April 30, 1996     April 30, 1995
                           ----------------   ----------------
                           High     Low        High     Low
      First Quarter         19      13          16 1/2  15
      Second Quarter        18 3/4  15 3/4      20      15 1/2
      Third Quarter         21      17 3/4      23 1/2  19
      Fourth Quarter        20      16 1/2      23 3/4  17

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Marquette Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of MARQUETTE ELECTRONICS, INC. (a Wisconsin corporation) and subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquette Electronics, Inc. and subsidiaries as of April 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin,
June 13, 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FISCAL 1996 COMPARED TO FISCAL 1995

Net sales for 1996 were $416.3 million, an increase of 21.7% from $342.2 million for 1995. The results include four months of activity from operations related to E for M Corporation. Marquette Electronics, Inc. purchased the stock of E for M Corporation, an international medical equipment, software and supplies company serving patient monitoring and cardiology, which includes cardiac catheterization and electrophysiology laboratories, effective January 1, 1996. Sales increased $54.5 million related to the E for M product lines. The remaining increase for the year of $19.6 million, or 5.7%, related to the Company's historic product lines. An improving healthcare market contributed to an increase in net sales of $8.6 million, or 7.6% for the patient monitoring product line. The service, supplies and Corometrics product lines combined to record a sales increase over 1995 of $11.7 million, or 8.7%. Prior year results include eleven months activity from operations related to Corometrics Medical Systems, Inc., a manufacturer of fetal monitors and clinical information systems acquired on May 31, 1994. The cardiology product line (formerly known as the diagnostics line) maintained a relatively level amount of net sales for 1996 as compared to 1995 with a 0.7% decrease.

Gross profit was $201.3 million for 1996, an increase of $26.3 million as compared to 1995. Gross margin was 48.4% for the year as compared to 51.1% for 1995. The decrease is primarily attributable to a lower gross margin realized on the E for M product lines. The gross margin on the four months of E for M activity from operations included in 1996 was 38.1%. Lower than expected shipment levels for the E for M operations, attributable in part to the integration of various operations into Marquette, resulted in an inability to fully absorb fixed costs. All product lines experienced decreases in gross margins mainly attributable to increased pricing pressures, especially in Europe. In addition, the imaging line at Corometrics was liquidated at a significant discount resulting in a margin decline in that line.

Engineering expenses increased $6.6 million, or 21.5%, for the year. Most of this increase is related to the acquisition of E for M Corporation which had $4.9 million of engineering expense in the four months since the acquisition. The remaining increase is a result of additional new product development, particularly in operating room and emergency care products. Management believes that the market for its products is rapidly changing due to technological advances. Therefore, the Company will continue to invest significantly in both new

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

product development and enhancements to current products in order to remain competitive in the healthcare market.

During 1996, the Company took a charge related to the write-off of purchased in-process research and development (R&D) in the amount of $35.7 million. This one-time charge is attributable to the in-process R&D acquired from E for M in the stock purchase. The purchase price of E for M was allocated to the fair value of net tangible and intangible assets acquired. The portion of the purchase price allocated to the in-process R&D costs of E for M was immediately written-off resulting in this non-recurring charge.

Selling expenses increased $20.2 million, or 23.7%, for 1996 over last year primarily related to the E for M acquisition. Of the total increase, $13.1 million related to the operations of E for M during 1996. In addition to the increased expenses related to E for M, the increase is also related to the incremental month of Corometrics expenses in the current year as compared to last year. The remaining increase is primarily related to an increased sales staff for all product lines. For the year, the selling expenses have remained relatively constant as a percentage of sales as compared to last year. For 1996, selling expenses were 25.3% of sales versus 24.9% of sales for 1995.

General and administrative expenses increased $7.5 million, or 29.6% for 1996 as compared to 1995. General and administrative expenses increased $6.0 million for 1996 related to the operations of E for M Corporation. The remaining operations of the Company had an increase of $1.5 million for 1996 as compared to 1995. In addition to the increase related to E for M, an incremental month of Corometrics expenses in the current year accounts for the remaining difference.

Interest expense for 1996 was $4.4 million as compared to $3.0 million for 1995. This entire increase is attributable to the additional debt incurred for the acquisition of E for M. The increased interest expense related to this acquisition debt was offset to some extent by the decreased debt originally incurred in connection with the Corometrics acquisition in May, 1994. Cash flow from operations enabled the Company to retire the remaining debt related to the Corometrics acquisition during 1996.

The Company incurred a restructuring charge of $4.0 million for 1996 mainly related to its European operations. The restructuring was undertaken for purposes of consolidating the distribution function in Europe as well as integrating the E for M operations with Marquette. It is management's belief that the Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

will be able to recover the restructuring costs in 1997 through decreased operating expenses. Other income increased to $1.2 million for 1996 related to increased foreign exchange gains of $0.6 million. In addition, losses related to equity investments were $0.7 million less in 1996 as compared to 1995.

The provision for income taxes for 1996 was $7.9 million. Even though the Company incurred a before-tax loss of $17.0 million for the year, the $35.7 million charge related to purchased in-process R&D is a permanent tax difference for which the Company does not receive any tax benefit, either current or deferred. Excluding this charge, the provision for taxes for the year was 42.1% as compared to 37.0% for 1995. The increase in the provision is partly due to the expiration of the research and development credit (1.9% benefit in 1995). This credit has typically been extended by Congress, retroactively, for other years it was to have expired. If this credit is reinstated retroactively, as it has been in the past, when Congress finalizes a budget agreement, the Company will have a tax credit of $0.7 million. The additional increase in the tax rate is related to foreign net operating losses which the Company is unable to utilize currently. It is the intention of management that the European restructuring actions as well as the synergies gained from the integration of E for M's foreign operations into Marquette, will put the Company in a position to begin to generate benefit from these losses over the course of the next few years.

FISCAL 1995 COMPARED TO FISCAL 1994

Net sales for 1995 of $342.2 million were $88.4 million, or 34.8% higher than net sales for 1994. The increase in net sales for 1995 was primarily related to the acquisition of Corometrics Medical Systems, Inc. which added $77.1 million to net sales for 1995. The Diagnostic and Monitoring product lines increased sales $5.3 million and $5.2 million, or 6.5% and 4.8%, respectively.

Gross profit increased $43.4 million, or 33.0% in 1995 as compared with 1994 related to increased sales. The gross profit margin was 51.1% in 1995 as compared with 51.9% in 1994. Productivity gains in manufacturing were offset somewhat by lower gross margins due to pricing pressure in the United States. In addition, including Corometrics in the product mix caused a decline in consolidated gross margins.

Engineering expenses increased $8.3 million, or 37.0% in 1995 as compared with 1994. Approximately $6.3 million of the increase relates to engineering expenses incurred by Corometrics and new product development. The increase in engineering cost is also related

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

to the completion of the quadrupole project which was partially funded by NASA on a cost-plus basis and the reassignment of those engineers to other internal projects.

Selling expenses increased $22.7 million, or 36.3% in 1995 as compared with 1994 primarily as a result of selling expense incurred by Corometrics and the addition of sales representatives to sell the Corometrics line direct in Europe.

General and administrative expenses increased $6.5 million, or 34.7% in 1995 as compared with 1994. The majority of the increase is attributable to the Corometrics acquisition, including $1.4 million in goodwill amortization.

Interest expense increased $2.7 million in 1995 as compared with 1994 due to the additional debt incurred for the acquisition of Corometrics Medical Systems, Inc. Significant cash flow from operations in 1995 and the liquidation of cash equivalents enabled the Company to prepay approximately $30 million in obligations related to the acquisition.

Other income decreased $0.4 million, or 80.8% in 1995 as compared with 1994 due to a decrease in interest income as cash on hand in 1994 was used in the Corometrics acquisition on June 1, 1994. This increased expense was offset to some extent by foreign exchange losses in 1994 which did not recur in 1995.

The effective income tax rate increased to 37.0% in 1995 as compared with 33.9% in 1994. The increase in the effective rate is attributable to an increase in the effective state tax rate and decreased benefits associated with the Company's Foreign Sales Corporation.


FINANCIAL OUTLOOK

In as much as the Company's principal product lines are all related to the health care industry, they are subject to the current uncertainty surrounding the industry including consolidation of hospital groups and a move towards managed care. While the Company cannot predict the impact, if any, that such modifications might have on its business, the Company's operating results are closely linked to the healthcare economy. If revenue or earnings fail to meet expectations of the investment community, there could be a significant impact on the trading price for the Company's stock. Management believes the introduction of new products will put the Company in a competitive position as the healthcare economy's demand for new equipment increases. However, the Company's results of operation in the future will be affected by conditions both in the healthcare industry as well as conditions in the general economy, such as interest and foreign currency

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

exchange rate fluctuations, changes in trade policy, and recessionary periods.

Effective January 1, 1996, the Company acquired 100% of the outstanding stock of E for M Corporation. This acquisition resulted in significant restructuring charges before the end of the fiscal year as the combined companies are reorganized. In addition to restructuring charges, the Company experienced recurring additional charges with respect to interest expense, intangible amortization and goodwill amortization.


LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 1996, the Company had $14.5 million outstanding on lines of credit of $20.0 million available for U.S. borrowings. In addition, the Company had $14.3 million, U.S. dollar equivalent, in foreign currency loans outstanding on lines of credit of $33.2 million for foreign currency borrowings. The foreign currency loans were placed as a natural hedge against foreign currency receivables.

Working capital was $133.2 million at April 30, 1996 compared to $100.4 million at April 30, 1995. Total inventories and receivables increased $31.0 and $47.3 million, respectively, primarily due to the E for M acquisition. In addition, the increase in accounts payable and accrued liabilities is primarily attributable to the acquisition of E for M.

Capital expenditures during the year ended April 30, 1996 were $11.4 million, primarily related to replacement and addition of machinery and equipment needed for future business requirements. The capital purchases were funded with cash from operations.

Effective January 1, 1996, the Company acquired 100% of the common stock of E for M Corporation. E for M Corporation is an international medical equipment, software and supplies company serving patient monitoring and cardiology, which includes cardiac catheterization and electrophysiology laboratories. The cash acquisition price of $90.3 million was funded by three term loans in the amounts of $30.0 million each.

Each term note is payable in eight equal installments of $3.75 million each beginning on April 30, 1997 and each October 31 and April 30, thereafter through October 31, 2000. As of April 30, 1996, the Company had paid $9.0 million of the debt, $3.0 million on each of the loans, through cash flow from operations. Each note bears interest at a rate equal to the LIBOR Rate plus one percent, reset monthly. At April 30, 1996 the rate was 6.4375% per annum. The Company intends to pay the interest and retire the debt through the cash flow from operations.

The acquisition has been accounted for as a purchase and the excess of the purchase price

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

over the fair value of net assets acquired has been allocated to goodwill. The approximate value of such goodwill is $26.2 million. The Company expects to amortize the goodwill over a life of 20 years. In addition, the Company acquired intangible assets related to product technologies and tradenames with a value of $12.7 million and $8.5 million, respectively. These intangibles will be amortized over 7 years and 40 years, respectively.

On May 31, 1994, the Company acquired 100% of the common stock of Corometrics Medical Systems, Inc., a manufacturer of fetal monitors and related products. The acquisition price of $70.8 million was funded in part by two term loans in the amount of $20.0 million and $25.0 million, a draw on the Company's line of credit of $4.2 million and liquidation of investments in the amount of $21.6 million. Both term notes have been retired through cash flow from operations.

Management believes the Company has financial resources sufficient to meet its short term and long term cash requirements. The current U.S. inflation rate has little impact on company operations.

In 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock-Based Compensation." This statement will apply to fiscal 1997 and the Company will elect to disclose the required information in the footnotes to the consolidated financial statements. In addition, FASB issued SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", in 1995. The Company does not believe that the adoption of this statement on May 1, 1996 will have a material impact on the financial position or results of operations of the Company.

BOARD OF DIRECTORS

MICHAEL J. CUDAHY
Chairman
Marquette Electronics, Inc.


TIMOTHY C. MICKELSON
President
Marquette Electronics, Inc.


PETER P. TONG
Senior Advisor
Marquette Electronics, Inc.


FREDERICK G. LUBER
Chairman
Super Steel Products Corp.


MELVIN S. NEWMAN
Attorney
Schoenberg, Fisher & Newman, Ltd.


WALTER L. ROBB
Retired
Senior Vice President
General Electric Company


OFFICERS


MICHAEL J. CUDAHY
Chairman and Chief Executive Officer


TIMOTHY C. MICKELSON
President and Chief Operating Officer


MARY M. KABACINSKI
Vice President and Chief Financial Officer


GERALD G. WOODARD
Vice President, Sales and Marketing


LOUIS P. SCAFURI
Division President, Corometrics Medical Systems, Inc.


FREDERICK A. ROBERTSON
Division President, Patient Monitoring


STEVEN G. BOOKS
Division President, Cardiology


JAMES R. MERTENS
Division President, E for M Cath Lab


P. MICHAEL BREEDLOVE
Division President, E for M Imaging Systems


MARK STEGA
Division President, QMI Clinical
Information Systems


GERALD J. LENTZ
Division President, Service


KARL F. BRAUN
Vice President, Europe, Middle East,
Africa (EMEA)


GORDON W. PETERSEN
Secretary


MELVIN S. NEWMAN
Assistant Secretary

GENERAL INFORMATION


The 1996 annual meeting of shareholders will be held at 9:00 a.m. local time on Thursday, August 15, 1996 at the Company's principal offices, 8200 West Tower Avenue, Milwaukee, WI 53223.

WORLD HEADQUARTERS:

Marquette Electronics, Inc.
8200 W. Tower Avenue
Milwaukee, WI 53223

INDEPENDENT PUBLIC ACCOUNTANTS:

Arthur Andersen LLP
Milwaukee, WI

LEGAL COUNSEL:

Schoenberg, Fisher & Newman, Ltd.
Chicago, IL

PRINCIPAL INTERNATIONAL SUBSIDIARIES AND OFFICES:

Marquette Electronics (Australia) Pty Ltd
Sydney, AUSTRALIA

Hellige Ges.m.b.H.
Vienna, AUSTRIA

Marquette Benelux n.v./s.a.
Brussels, BELGIUM

Marquette Electronics, Inc.
Asia Pacific District
Tokyo, Japan

Marquette Hellige S.A.S.
Paris, FRANCE

Hellige GmbH
Freiburg, GERMANY

Marquette Italia, Srl
Milano, ITALY

Marquette Espana S.A.
Madrid, SPAIN

Marquette Scandinavia
Stockholm, SWEDEN

Marquette Electronics (G.B.) Ltd.
Manchester, UNITED KINGDOM


STOCKHOLDER AND SECURITY ANALYST INQUIRIES AND REQUESTS FOR FORM 10-K SHOULD BE DIRECTED TO:

Mary M. Kabacinski
Chief Financial Officer
Marquette Electronics, Inc.
8200 W. Tower Avenue
Milwaukee, WI 53223
(414) 362-2560


STOCK LISTING - SYMBOL MARQA:

Marquette Electronics, Inc. Class A Common Stock is listed on NASDAQ National Market System.


TRANSFER AGENT/REGISTRAR:

Firstar Trust Company
777 E. Wisconsin Avenue
Milwaukee, WI 53202

The Company's Class A common stock, par value $0.10, is, and since November 1, 1991 has been, traded on the NASDAQ National Market System under the symbol MARQA.

At July 1, 1996, Marquette had approximately 891 shareholders of record (excluding beneficial owners of stock held in street names). Marquette has not declared or paid dividends on its Class A common stock. The Company intends to retain its earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                     GRAPHIC MATERIAL CROSS-REFERENCE PAGE


Graphs of the Registrant's Sales Revenue and Net Income between 1986 and 1996 appear on the inside cover


A photograph of Timothy C. Mickelson, President, and Michael J. Cudahy, Chairman, appears on Page 3


A photograph of the Solar 9000 Anesthesia Information Monitor appears on the left hand margin of Page 4


A photograph of a MUSE Cardiovascular Information System and an operator appears in the lower right hand corner of Page 5


A photograph of the CardioSmart Resting ECG display appears in the margin of Page 6


A photograph of a Patient Monitor appears in the lower left hand corner of Page
7


A photograph of a nurse observing a monitor appears in the margin of Page 8


A photograph of a patient, nurse and monitor appears in the upper right hand corner of Page 9


A partial photograph of an ST Guard System appears in the lower left hand corner of Page 10


A logo and photograph of Russian handicraft appears in the margin of Page 11