Form 10-K, Exhibit 13
period 1997-04-30
MARQUETTE MEDICAL SYSTEMS INC
filed 1997-07-25
CIK 62675

                                                                    EXHIBIT 13.1

                          [ANNUAL SHAREHOLDER REPORT]

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

APRIL 30, 1997 AND 1996 (Dollars In Thousands Except Per Share Data)

ASSETS                                                                    1997      1996
                                                                        --------  --------

CURRENT ASSETS:
  Cash and cash equivalents                                             $  2,704  $  2,890
  Accounts receivable, less allowances of $4,164 and $6,430              140,136   138,455
  Inventories                                                            110,779   106,168
  Prepaid expenses and other                                               4,850     5,543
  Deferred income tax benefits                                             8,304     7,904
          Total current assets                                           266,773   260,960
------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
  Land and improvements                                                   19,757    23,669
  Buildings                                                               43,528    43,579
  Equipment                                                               85,321    82,896
  Construction in progress                                                 7,371       458
                                                                         155,977   150,602
  Less- Accumulated depreciation                                          58,985    53,826
          Net property and equipment                                      96,992    96,776
------------------------------------------------------------------------------------------
OTHER ASSETS:
  Goodwill, less accumulated amortization of $9,828 and $6,635            39,984    45,882
  Other intangibles, less accumulated amortization of $2,945 and $648     16,547    20,587
  Cash surrender value and other                                           8,036     7,513
          Total other assets                                              64,567    73,982
          Total assets                                                  $428,332  $431,718
------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated balance sheets.
------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                          1997      1996
CURRENT LIABILITIES:                                                    --------  --------
  Amounts due to bank                                                   $ 11,114  $  7,101
  Notes payable to bank                                                   30,422    28,822
  Current maturities of long-term debt                                        --     3,122
  Accounts payable                                                        28,674    31,764
------------------------------------------------------------------------------------------
  Accrued liabilities-
    Payroll related expenses                                              22,910    22,014
    Warranty                                                               6,191     6,475
    Other                                                                 18,280    28,465
          Total current liabilities                                      117,591   127,763
LONG-TERM DEBT, less current maturities                                   57,000    81,254
DEFERRED INCOME TAXES                                                     16,814    21,404
PENSION AND OTHER LONG-TERM LIABILITIES                                   45,727    45,372
CLASS A COMMON STOCK UNDER REPURCHASE AGREEMENTS (NOTE 10)                 8,000     8,000
SHAREHOLDERS' EQUITY:
------------------------------------------------------------------------------------------
  Class A Common Stock, $.10 par value, 30,000,000 shares authorized,
    17,602,407 and 16,060,311 shares issued                                1,760     1,606
  Class C Common Stock, $.01 par value, 50,000,000 shares authorized,

    zero and 26,250,000 shares issued                                        --        263
  Additional paid-in capital                                             52,890     31,569
  Retained earnings                                                     147,343    126,152
  Treasury stock, 18,900 shares, at cost                                   (312)        --
  Cumulative translation adjustment                                     (10,481)    (3,665)
  Class A Common Stock under repurchase agreements (Note 10)             (8,000)    (8,000)
          Total shareholders' equity                                    183,200    147,925
          Total liabilities and shareholders' equity                   $428,332   $431,718
------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated balance sheets.
------------------------------------------------------------------------------------------

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995 (Dollars In Thousands Except Per Share Data)

                                                             1997       1996       1995
NET SALES                                                  $543,317   $416,293   $342,176
COST OF SALES                                               274,155    214,947    167,130
  Gross profit                                              269,162    201,346    175,046
ENGINEERING EXPENSES                                         48,106     37,307     30,716
SELLING EXPENSES                                            138,044    105,259     85,072
GENERAL AND ADMINISTRATIVE EXPENSES                          44,088     32,880     25,362
RESTRUCTURING EXPENSES                                           --      3,956         --
WRITE-OFF OF ACQUIRED IN-PROCESS RESEARCH & DEVELOPMENT          --     35,700         --
  Total operating expenses                                  230,238    215,102    141,150
  Operating income (loss)                                    38,924    (13,756)    33,896
INTEREST EXPENSE                                              8,434      4,386      2,973
OTHER EXPENSE (INCOME), net                                  (3,604)    (1,162)      (107)
  Income (loss) before provision for income taxes            34,094    (16,980)    31,030
PROVISION FOR INCOME TAXES                                   12,903      7,888     11,473
NET INCOME (LOSS)                                          $ 21,191   $(24,868)  $ 19,557
-----------------------------------------------------------------------------------------
PER CLASS A COMMON SHARE:
  Net income (loss)                                        $   1.29   $  (1.53)  $   1.21

The accompanying notes are an integral part of
these consolidated statements.
-----------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995 (Dollars In Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:                         1997        1996       1995
  Net income (loss)                                         $ 21,191   $ (24,868)  $ 19,557
-------------------------------------------------------------------------------------------
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities-
     Depreciation and amortization                            22,026      12,042     14,378
     Write-off of acquired in-process research & development      --      35,700         --
     Deferred income taxes                                    (2,540)       (634)       826
     Changes in assets and liabilities-
       Accounts receivable                                    (4,810)        992        364
       Inventories                                            (7,373)      2,379     (7,037)
       Prepaid expenses and other assets                        (703)      6,497       (675)
       Accounts payable and accrued liabilities                 (928)     (8,123)     8,806
         Net cash provided by operating activities            26,863      23,985     36,219
-------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net                                   (18,211)    (11,399)   (15,124)
  Purchase of E for M Corporation and Corometrics
    Medical Systems, Inc., net of cash acquired                    --     (89,171)   (70,045)
          Net cash used in investing activities               (18,211)   (100,570)   (85,169)
--------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds (repayments) from notes payable to bank         (1,124)      3,005     14,737
  Proceeds from issuance of long-term debt                         --      90,000     45,000
  Payments on long-term debt                                  (26,911)    (17,000)   (37,003)
  Proceeds from issuance of common stock                       25,484       1,393      1,110
  Purchase of treasury stock                                   (4,643)         --         --
          Net cash (used in) provided by financing activities  (7,194)     77,398     23,844

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS                                               (1,644)     (1,253)       626
          Net decrease in cash and cash equivalents              (186)       (440)   (24,480)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  2,890       3,330     27,810

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $  2,704    $  2,890   $  3,330
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.
------------------------------------------------------------------------------------------


MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 30, 1997, 1996 AND 1995 (Dollars in Thousands)

                                 Class A            Class C
                               Common Stock       Common Stock   Treasury Stock     Additional
Cumulative

                                                                                               Paid-In   Retained   Translation
                               Shares    Amount     Shares    Amount     Shares      Amount    Capital   Earnings   Adjustment

BALANCE, April 30, 1994      15,852,355  $1,585   26,250,000   $ 263           --   $    --   $ 25,590   $131,463   $ (1,480)
Issuance of common stock
  under option                   94,250       9           --      --           --        --      1,101         --         --
Cumulative translation
   adjustment                        --      --           --      --           --        --         --         --        626
Other                                --      --           --      --           --        --        179         --         --
Net income                           --      --           --      --           --        --         --     19,557         --
BALANCE, April 30, 1995      15,946,605  $1,594   26,250,000   $ 263           --   $    --   $ 26,870   $151,020   $   (854)
Issuance of common stock
  under option                  113,706      12           --      --           --        --      1,381         --         --
Cumulative translation
   adjustment                        --      --           --      --           --        --         --         --     (2,811)
Conversion of E for M stock
 options into Marquette
 options                             --      --           --      --           --        --      3,083         --         --
Other                                --      --           --      --           --        --        235         --         --
Net loss                             --      --           --      --           --        --         --    (24,868)        --
BALANCE, April 30, 1996      16,060,311  $1,606   26,250,000   $ 263           --   $    --   $ 31,569   $126,152   $ (3,665)
Issuance of common stock
  in offering                 1,373,422     137           --      --           --        --     23,471         --         --
Issuance of common stock
  under option                  168,674      17           --      --           --        --      1,859         --         --
Purchase of treasury stock           --      --           --      --     (281,400)   (4,643)        --         --         --
Cumulative translation
   adjustment                        --      --           --      --           --        --         --         --     (6,816)
Conversion of Class C stock
   into Class A stock                --      --  (26,250,000)   (263)     262,500     4,331     (4,069)        --         --
Other                                --      --           --      --           --        --         60         --         --
Net income                           --      --           --      --           --        --         --     21,191         --
BALANCE, April 30, 1997      17,602,407  $1,760           --   $  --      (18,900)  $  (312)  $ 52,890   $147,343   $(10,481)
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1997, 1996 AND 1995 (Dollars In Thousands Except Per Share Data)

(1)  Nature of Operations-

     Marquette Medical Systems, Inc. (the "Company", formerly known as Marquette Electronics, Inc.) is a worldwide leader in the development and manufacture of medical equipment and integrated systems for patient monitoring and diagnostic cardiology applications. The Company also develops clinical information systems, designed to be integrated with medical equipment, consisting of hardware and software used by integrated health care delivery networks and individual hospitals to electronically acquire, record, store, analyze and distribute patient medical data. The Company's products are used principally in critical and intensive care units, operating and recovery rooms, step-down units, labor and delivery units, cardiology departments, cardiac catheterization laboratories and related areas of acute care hospitals. In addition, the Company's products are increasingly being used in smaller hospitals, medical clinics, outpatient surgery centers, physician offices and homes. The Company covers the United States market, most of Western Europe and Australia through its own sales force. The remainder of the international market is served by dealers.

(2)  Summary of Significant Accounting Policies-

     (a)  Basis of consolidation-

          The consolidated financial statements include the accounts of Marquette Medical Systems, Inc. and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     (b)  Revenue recognition-

          Revenue is recognized on an accrual basis when equipment and supplies are shipped. Revenue for service contracts is recognized over the term of the contract, typically twelve months. Costs related to service contracts are expensed as incurred.

     (c)  Supplemental disclosure of cash flow information-

                                                   Year Ended April 30,
                                                 1997    1996    1995
     Cash paid during the year for-
                 Interest                      $ 8,059  $4,153  $ 2,911
                 Income taxes                  $13,409  $9,789  $11,523

The Company purchased all of the capital stock of E for M Corporation and of Corometrics Medical Systems, Inc. for $90,333 and $70,766, in fiscal 1996 and 1995, respectively.

In conjunction with the acquisition, liabilities were assumed as follows:

                                                      Year Ended April 30,
                                             1997             1996             1995
     Fair value of assets acquired
      (including goodwill)                   $   --          $215,524          $ 78,729
     Cash paid for the capital stock             --            90,333            70,766
      Stock options converted                    --             3,083                --
     Liabilities assumed                     $   --          $122,108          $  7,963

     (d)Inventories-

Inventories consist of the following:


                                                   April 30,
                                               1997        1996
     Raw materials and component parts      $ 31,629     $ 35,716
     Work-in-process and finished goods       56,434       45,869
     Inventory on loan or consignment         22,716       24,583
                                            $110,779     $106,168

For its domestic inventories (representing 72% and 61% of total inventories at April 30, 1997 and 1996, respectively), the Company employs the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is used for all remaining inventories. If the FIFO cost method had been used for domestic inventories instead of the LIFO cost method, the carrying value assigned to inventories would have been $2,206 and $1,962 less at April 30, 1997 and 1996, respectively.

     (e)  Property and equipment-
          Property and equipment, along with improvements that significantly extend the useful life of existing assets, are carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets which range from 15-20 years for land improvements, 40-50 years for buildings and 3-7 years for equipment.

     (f)  Engineering expenses-
          Engineering expenses represent research and development costs and are charged to operations as incurred. The Company also charged to operations $35,700 related to the write-off of acquired in-process research and development attributable to the E for M acquisition in fiscal 1996. See Note 3 for further discussion of purchased research and development costs.

     (g)  Advertising costs-
          Advertising costs are charged to operations as incurred. Such charges were $3,541, $2,260 and $1,691 in fiscal 1997, 1996 and 1995, respectively.

     (h)  Cash and cash equivalents-
          For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

     (i)  Foreign currency-
          Asset and liability accounts of the Company's foreign operations are translated at the current exchange rate, and income and expense accounts are translated at the average of the monthly exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are classified as a separate component of shareholders' equity.

Foreign currency transaction gains (losses) totalling $1,811, $744 and $124 are included in other income in the consolidated statements of income for fiscal 1997, 1996 and 1995, respectively.

As a hedge against foreign accounts payable, the Company at times has entered into various forward exchange contracts to exchange foreign currencies for United States dollars at a fixed contract rate. Market value gains and losses resulting from these contracts are recognized in the consolidated statements of income and offset foreign exchange gains or losses on the foreign payables at their maturity date. As of April 30, 1997, the Company has three such contracts to exchange various foreign currencies for a total contract amount of $2,296 and a maturity date of May 30, 1997. The carrying value of these contracts approximates fair value.

     (j)  Net income per Class A
          common share-
          Class C Common Stock participates in income with Class A Common Stock in the ratio of 1:100. In December, 1996, all 26,250,000 outstanding shares of the Company's Class C common shares, $0.01 par value, were exchanged for 262,500 shares of Class A common stock.

          The weighted average shares for calculating net income per Class A common share is equal to the sum of the weighted average number of shares of Class A Common Stock outstanding and 1/100 of the weighted average number of shares of Class C Common Stock outstanding during the year. Such weighted average shares were 16,452,000, 16,254,000 and 16,172,000 for fiscal 1997, 1996 and 1995, respectively.

          In March, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings per Share." The Company will adopt this statement in fiscal 1998. However, the pro forma earnings per share for fiscal 1997, 1996 and 1995 under this statement would have been as follows:

                                                Year Ended April 30,
                                                 1997     1996    1995
               Per share amounts
                  Basic EPS as reported          $1.29   $(1.53)  $1.21
                  Effect of SFAS No. 128          (.02)      --    (.02)
                  Diluted EPS as restated        $1.27   $(1.53)  $1.19
     (k) Goodwill-

          The excess of the purchase cost over the fair value of net assets acquired is being amortized over a range of 15-20 years on a straight-line basis. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's discounted net cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Goodwill (net of accumulated amortization) was $39,984 and $45,882 at April 30, 1997 and 1996, respectively. Amortization of goodwill was $3,193 in fiscal 1997, $2,453 in fiscal 1996, and $1,871 in fiscal 1995. See Note 3 for further discussion related to the goodwill attributable to the E for M and Corometrics acquisitions.

          In March, 1995, FASB issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which addresses accounting for the impairment of long-lived assets that either will be held and used in operations or that will be disposed of. The Company adopted this statement on May 1, 1996 with no material impact on the financial position or results of operations of the Company.

     (l)  Use of estimates-
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (m)  Reclassification of prior year amounts-
          Certain prior year amounts have been reclassified to conform with current year presentations.

(3) Acquisition of Corometrics Medical Systems, Inc. and E for M Corporation-On May 31, 1994, the Company acquired 100% of the common stock of Corometrics Medical Systems, Inc. ("Corometrics"), a manufacturer of fetal monitors and related products. The purchase price was approximately $70,800 and was paid in cash. Related to this purchase, the Company borrowed $49,200 under a bank loan agreement. As of April 30, 1996, these borrowings have been paid in full. The acquisition has been accounted for as a purchase, and the excess of the purchase price over the fair value of net assets acquired has been allocated to goodwill. The value of such goodwill is $23,230.

     Effective January 1, 1996, the Company acquired 100% of the common stock of E for M Corporation ("E for M"), an international medical equipment, software and supplies company serving patient monitoring and cardiology, which includes cardiac catheterization and electrophysiology laboratories. The purchase price was approximately $93,400 and was paid in cash and through the issuance of stock options. The Company converted outstanding options for E for M stock into options for Marquette stock as part of the transaction. The fair value of the converted options was $3,083. Related to this purchase, the Company borrowed $90,000 under bank loan agreements payable periodically over the next five years. The acquisition has been accounted for as a purchase and the excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The value of such goodwill is $26,022. In addition, the Company acquired intangible assets related to in-process research and development (R&D), product technologies and tradenames with values of $35,700, $12,672 and $8,468, respectively. The acquired in-process R&D was entirely written-off during the year. The remaining intangibles have estimated useful lives ranging from 7 to 40 years.

     In connection with the acquisition, the Company implemented a restructuring plan for the purpose of integrating the E for M operation into the Company's existing operations. This restructuring plan included consolidation of facilities as well as a reduction in the number of employees required for the combined operations. The costs expected to be incurred with respect to this restructuring plan were recorded as liabilities of E for M which were assumed in the purchase transaction. The total restructuring charges attributable to E for M were $10,120, of which $8,447 was estimated at the time of the acquisition in fiscal 1996. An additional $1,673 was recorded in fiscal 1997 as a change in estimate. The total charges include $7,205 of severance costs, $992 of dealer termination costs and $1,923 of facility closing, legal and other costs.

     As of April 30, 1997 and 1996, $1,537 and $7,662, respectively, of the restructuring charges remained in "Other current liabilities" in the Consolidated Balance Sheets. Unaudited pro-forma results of operations, assuming the acquisition of both Corometrics and E for M as of May 1, 1994, and the $35,700 write-off of acquired in-process R&D in fiscal 1996, would be as follows:

                                         Year Ended April 30,
                                           1996       1995
          Net Sales                      $540,936   $541,138
          Net Income (Loss)               (27,430)    11,493
          Net Income (Loss) Per Class
            A Common Share                  (1.69)       .71

 (4) Income Taxes-

     Deferred income taxes are recorded to reflect the tax consequences on future years on differences between the tax basis of assets and liabilities and their financial reporting amounts at fiscal year end. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

The provision for income taxes consists of the following:

                                      Year Ended April 30,
                                     1997     1996     1995
     Current-
          Federal                  $13,069   $7,692   $ 8,609
          State                      1,990    1,072     1,547
          Foreign                      384     (242)      491
                                    15,443    8,522    10,647
          Deferred                  (2,540)    (634)      826
                                   $12,903   $7,888   $11,473

A reconciliation of the statutory Federal income tax rate to the consolidated effective income tax rate is as follows:

                                                           Year Ended April 30,
                                                           1997    1996    1995
      Statutory Federal income tax rate                    35.0%  (35.0)%  35.0%
      State and local income taxes, net of Federal income
       tax benefit                                          3.8     4.1     3.4
      Tax credits                                          (0.9)   (0.6)   (1.9)
      Foreign tax rate differences and foreign tax
       loss utilization                                    (1.5)    7.4     0.2
      FSC benefit                                          (1.7)   (2.7)   (1.4)
      Purchased R&D                                          --    73.6      --
      Goodwill                                              1.3     0.8      --
      Other                                                 1.8    (1.1)    1.7
      Effective income tax rate                            37.8%   46.5%   37.0%

Temporary differences which give rise to the deferred tax assets and liabilities at April 30, 1997 and 1996 are as follows:

                                                                April 30,
                                                            1997        1996
      Short-term deferred tax assets (liabilities):
        Net operating loss carryforward                   $ 16,638    $ 18,230
        Employee benefits                                    3,890       3,330
        Warranty reserve                                     1,448       1,350
        Inventories                                            284        (513)
        Restructuring reserve                                   --       4,371
        Bad debt reserve                                       177         201
        Capital loss carryforward                              167         532
        Deferred revenue                                       427          --
        Other                                                  357         406
        Valuation allowance                                (15,084)    (20,003)
                                                          $  8,304    $  7,904
      Long-term deferred tax assets (liabilities):
        Tax Basis Difference of Fixed Assets              $ (6,933)   $ (8,724)
        Tax Basis Difference of Intangible Assets          (10,428)    (12,199)
        Other                                                  547        (481)
                                                          $(16,814)   $(21,404)

(5)  Notes Payable to Bank-

     The Company has an unsecured line of credit with a bank whereby it may borrow up to $25,000. As of April 30, 1997, the borrowings outstanding are $8,000. Standby letters of credit of $292 reduce the available credit to $16,708 as of April 30, 1997.

     The Company has loan authorizations and overdraft facilities with various banks whereby it may borrow up to $45,336 (or Eurocurrency equivalent) to be used for general purposes. As of April 30, 1997, the borrowings outstanding are $22,422. Outstanding bank guarantees of $5,393 reduce the available credit to $17,521 as of April 30, 1997.

     The carrying value of notes payable approximates fair value.

     The Company has entered into some of the above foreign currency loans in an amount and term similar to the expected collection period of foreign accounts receivable as a natural hedge against these amounts. The amount outstanding on such loans was $9,754 and $6,236 at April 30, 1997 and 1996, respectively.

     The following table summarizes certain information regarding these short-term borrowings:

                                                         Year Ended April 30,
                                                       1997      1996      1995
      Maximum amount
       of borrowings                                 $52,628    $28,742   $27,256
      Average amount
       of borrowings                                  39,879     21,975    20,924
      Weighted average interest
       rate during year                                  6.7%       6.8%      6.1%
      Weighted average interest
       rate at year end                                  6.7%       6.5%      6.7%

(6)  Long-Term Debt-
     Long-term debt consists of the following:
                                                                  April 30,
                                                             1997            1996
      Senior notes, due in installments
      through August 29, 2008, bearing
      interest at 7.46%                                   $30,000         $    --

      Term note, due in installments through
      October 31, 2000, bearing interest at
      LIBOR + 1% (6.6875% at April 30, 1997)                9,000          27,000

      Term note, due in installments through
      October 31, 2000, bearing interest at
      LIBOR + 1% (6.6875% at April 30, 1997)                9,000          27,000

      Term note, due in installments through
      October 31, 2000, bearing interest at
      LIBOR + 1% (6.6875% at April 30, 1997)                9,000          27,000

      Installment promissory note, paid in
      fiscal 1997, bearing interest at
      fixed rate of 7.175%                                     --           1,224

      Installment promissory note,
      paid in fiscal 1997, bearing interest
      at fixed rate of 8.750%                                  --           1,687

      Other                                                    --             465
                                                            57,000         84,376
      Less- Current maturities                                  --          3,122
                                                           $57,000        $81,254
      Scheduled maturities:
           Year Ending
           April 30,           Amount
             1998              $   --
             1999               4,500
             2000              22,500
             2001                  --
             2002                  --
          Thereafter           30,000
                              $57,000

     The carrying value of long-term debt approximates fair value.

     The senior notes and term notes contain restrictive covenants which, among other things, require the

     Company to maintain a minimum tangible net worth, a minimum interest coverage ratio and a maximum liabilities to tangible net worth ratio. The Company was in compliance with all such covenants at April 30, 1997.

(7)  Commitments and Contingencies-

     The Company leases plant, office space, and automobiles under various operating lease agreements. Minimum rental commitments under leases having initial or remaining terms of greater than one year are as follows:

               Year Ending
                April 30,        Amount
                   1998          $5,511
                   1999           4,118
                   2000           2,586
                   2001           5,245

     Rental expense charged to operations was $6,076, $1,585 and $1,591 in fiscal 1997, 1996 and 1995, respectively.

     The Company leases automobiles from a company owned by two directors. Rental expense was $314, $589 and $1,028 in fiscal 1997, 1996 and 1995, respectively.

     Various lawsuits and claims are pending against the Company. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the resolution of these lawsuits and claims will not, in the opinion of management, result in a material adverse effect on the financial position or results of operations of the Company.

(8)  Shareholders' Equity-
     In March, 1997, the Company sold, through an underwritten public offering, 1,373,422 Class A common shares at a net price of $17.37 per share. The net proceeds of this offering were used to repay existing bank debt.

     In December, 1996, the Company adopted a shareholder rights plan and declared a dividend of one preferred share purchase right on each outstanding share of the Company's Class A Common Stock. Under certain conditions, each right may be exercised to purchase one one-hundredth share of a new series of nonredeemable preferred stock at an exercise price of $80, subject to adjustment. The rights may be exercised only after a public announcement that a party acquired or will make a tender offer to acquire 20% or more of the Company's common stock. The rights, which do not have voting rights, expire on December 18, 2006 and may be redeemed by the Company at a price of $0.01 per right at any time prior to their expiration or the acquisition of 20% of the Company's common stock.

     In the event that the Company is acquired in a merger or other business combination transaction, provisions shall be made so that each holder of a right shall have the right to receive, upon exercise thereof at the then current exercise price, the number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the right.

9)   Stock Option Plans-

     The Company has reserved 3,500,000 shares of Class A Common Stock for issuance under the Amended and Restated Stock Option Plan for Employees of Marquette Medical Systems, Inc. (the "Plan"). Under the Plan, incentive options may be granted to purchase shares at or above fair market value on the date of grant and expire within ten years, and non-qualified options may be granted at or above 85% of fair market value on the date of grant and expire within fifteen years. If stock options granted under the Plan expire or otherwise terminate without being exercised, the Class A Common Stock not issued under such stock options shall again become available for issuance under the Plan.

      Option activity during fiscal 1997, 1996 and 1995 is as follows:

                                                 Number                    Weighted
                                                of Shares                   Average
                                              Under Option              Exercise Price
     Outstanding, April 30, 1994              1,304,666                     $14.28
                       Granted                  292,200                      18.43
                       Exercised                (94,250)                     11.78
                       Cancelled                (80,250)                     14.29
     Outstanding, April 30, 1995              1,422,366                      15.30
                       Granted                  895,600                      17.76
                       Exercised                (96,800)                     13.76
                       Cancelled               (407,950)                     14.92
     Outstanding, April 30, 1996              1,813,216                      16.68
                       Granted                  396,000                      19.34
                       Exercised                (56,908)                     14.57
                       Cancelled               (119,558)                     16.80
     Outstanding, April 30, 1997              2,032,750                     $17.25

     The Company has reserved 276,042 shares of Class A Common Stock for issuance under the E for M 1991 Stock Option Plan and E for M 1991 Key Employee Stock Option Plan. The E for M stock options outstanding on the acquisition date were converted into stock options of the Company in conjunction with the acquisition. Each option converted by the Company continues to have, and is subject to, the same terms and conditions set forth in E for M's stock option plan prior to the acquisition. The E for M stock options were converted into 276,042 stock options of the Company pursuant to this plan based on an exchange ratio of the average price of Marquette stock at the acquisition date to the tender price of E for M stock .

     Option activity related to this plan in fiscal 1997 and 1996 is as follows:

                                                  Number                    Weighted
                                                of Shares                   Average
                                              Under Option              Exercise Price
     Outstanding, April 30, 1995                   --                        $--
                       Granted                  276,042                       8.58
                       Exercised                (16,906)                      3.57
                       Cancelled                   --                         --
     Outstanding, April 30, 1996                259,136                       8.91
                       Granted                     --                         --
                       Exercised               (111,766)                      9.36
                       Cancelled                (24,978)                      8.21
     Outstanding, April 30, 1997                122,392                      $8.64


     The options outstanding under the Plan at April 30, 1997, consist of the following:

                                                                  Weighted Average                  Weighted Average
          Price Range            Number of Options                 Exercise Price                  Years Remaining in
           Per Share        Outstanding     Exercisable      Outstanding      Exercisable            Contractual Life
          $11.20-$14.99       504,150         213,650           $14.19          $14.14                      6.4
          $15.00-$21.50     1,528,600         181,000           $18.26          $17.75                      8.5
                            2,032,750         394,650           $17.25          $15.79                      8.0

     The options outstanding under the E for M stock option plans at April 30, 1997, consist of the following:


                                          Weighted Average    Weighted Average

                                                                  Weighted Average                  Weighted Average
          Price Range            Number of Options                 Exercise Price                  Years Remaining in
           Per Share        Outstanding     Exercisable      Outstanding      Exercisable            Contractual Life
          $ 6.17-$ 8.99        78,427          40,570           $ 6.43          $ 6.48                      7.9
          $ 9.00-$12.76        43,965          24,337           $12.57          $12.49                      7.4
                              122,392          64,907           $ 8.64          $ 8.73                      7.3

     On August 25, 1994, the Company's shareholders approved the Marquette Electronics, Inc. Directors' (Non-Employee) Stock Option Plan (the "Directors' Plan"). The Directors' Plan is designed to compensate non-employee members of the Board of Directors by an annual grant of non-qualified options for 4,000 shares of Class A Common Stock at the then fair market value of the stock. These options become exercisable in four equal annual installments on each of the first four anniversaries of the date of grant and expire on the tenth anniversary date. The aggregate number of shares that may be issued under the Directors' Plan shall not exceed 250,000. During fiscal 1994, options to purchase 16,000 shares were granted at $14.50 per share. During fiscal 1995, options to purchase 20,000 shares were granted at $16.00 per share. During fiscal 1996, options to purchase 20,000 shares were granted at $16.25 per share. During fiscal 1997, options to purchase 16,000 shares were granted at $18.50 per share. All options granted were outstanding at April 30, 1997, 32,000 shares of which were exercisable.

     The Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation" with footnote disclosure. The Company still accounts for all of its stock option plans under APB Option No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined per SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                Year Ending April 30,
                                  1997        1996
Net Income (Loss)               $21,191     $(24,868)
    As Reported                  20,151      (25,519)
    Pro Forma

Net Income (Loss) Per Share
    As Reported                 $  1.29     $ (1.53)
    Pro Forma                      1.22       (1.57)

     Because the SFAS No. 123 method of accounting does not apply to options granted prior to May 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The weighted average fair value of options granted in fiscal 1997 and fiscal 1996 were $8.08 and $8.40, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1997 and fiscal 1996, respectively: risk-free rates of 5.8% and 6.3%, expected dividend yields of zero, expected lives of 7.0 years and 8.8 years, and expected volatility of 25% and 23% .

(10) Stock Repurchase Agreements-
     By agreement, the Company is obligated to repurchase up to $4,000 worth of Class A Common Stock from each of two shareholders, in each case at the shareholder's death and at a price per share determined in accordance with the agreements. Life insurance with a face value of $6,986 has been secured on the lives of the two shareholders to fund the payments required under the repurchase agreements. As of April 30, 1997, 397,516 shares of Class A Common Stock were subject to these stock repurchase agreements. The amount of the purchase price is payable within 210 days of the death of the shareholder.

(11) Restructuring of Operations-
     In fiscal 1996, the Company initiated and began to implement a plan to restructure its worldwide operations, primarily in Europe. The restructuring plan consists of a consolidation of European offices as well as a corresponding reduction in the number of employees. The restructuring plan is undertaken for purposes of consolidating the distribution function in Europe in order to address competitive conditions. In addition, the restructuring plan is necessary as the existing Marquette operations are integrated with E for M's European operations. In connection with these actions, the Company recorded restructuring charges of $3,956 to operating expenses in fiscal 1996. These charges include $1,267 of severance costs, $1,366 of facility closing costs including asset write-offs, and $1,323 of other costs such as dealer termination fees and related legal fees. This restructuring plan implementation was completed during fiscal 1997.

(12) Employee Benefit Plans-
     Profit Sharing and 401(k) Plan - The Company has a Profit Sharing and 401(k) Plan (the "Plan") covering substantially all non-union employees. The Plan allows participants to make annual contributions ranging from 1% to 12% of their compensation, subject to certain limitations imposed by the Internal Revenue Code. The Company matches 30% of the Participants' contributions, subject to maximum annual matching per participant of five hundred dollars or 1.5% of the participants' qualified compensation, whichever is greater. The Company may make annual discretionary contributions as authorized by the Board of Directors. Total Company contributions were $3,961, $3,313 and $3,300 in fiscal 1997, 1996 and 1995, respectively.

     Defined Benefit Plans - Marquette Hellige GmbH has an unfunded noncontributory defined pension plan covering substantially all of its German-based employees over 25 years of age and with at least 10 years of service. The benefits are based on an employee's final month's salary and the number of years of continuous service with E for M.

     The Plan was amended in September, 1996 by increasing the retirement age for some employees and reducing the pension benefit rate for both new and active employees. The impact of the amendment results in an unrecognized gain as of April 30, 1997 of $2,084. This will be amortized over the remaining service life of active employees which is 14 years.

     The components of net periodic pension cost for the year ended April 30, 1997 and four month period ended April 30, 1996, respectively, are:

                                           April 30,   April 30,
                                             1997        1996
          Service costs                     $ 1,122     $   377
          Interest costs                      3,056       1,127
          Unrecognized net loss                  --        (503)
               Net pension costs            $ 4,178     $ 1,001

     The following is a reconciliation of the plan's projected benefit obligation to the recorded pension obligation:


                                                               April 30,   April 30,
                                                                 1997        1996
          Accumulated benefit obligation                       $36,563     $41,099
          Vested benefit obligation                            $34,430     $38,364
          Projected benefit obligation                         $39,679     $45,339
          Unrecognized net gain (loss)                             408        (503)
          Unrecognized gain from Plan Amendment                  2,084          --

          Accrued pension obligation                    $42,171     $44,836

     Assumptions used in the actuarial calculation are as follows:

                                                Fiscal      Fiscal
                                                 1997        1996
          Discount Rate                            7%          7%
          Salary Increases                      2.75%       2.75%

     Corometrics established a defined benefit pension plan for certain of its union employees effective June 1, 1994. Pension expense charges to operations in fiscal 1997, 1996 and 1995 were not material.

(13) Segment and Geographic Information-
     The Company operates primarily in one business segment, the medical electronics equipment industry. Financial information by geographic area is summarized as follows:

                                                                     Year Ended April 30,
                                                                  1997       1996       1995
          Net sales originating from:
               United States                                    $426,469   $355,689   $321,408
               Europe                                            172,558     98,137     45,634
               Australia                                           6,364      5,479      6,281
               Corporate and
                eliminations                                     (62,074)   (43,012)   (31,147)
                                                                $543,317   $416,293   $342,176
          Income (loss) from
               operations:
               United States                                    $ 41,529   $ 11,307   $ 34,198
               Europe                                             (2,615)   (27,481)    (1,103)
               Australia                                             250       (157)       321
               Corporate and
                eliminations                                        (240)     2,575        480
                                                                $ 38,924   $(13,756)  $ 33,896
          Identifiable assets:
               United States                                    $314,832   $332,492   $237,224
               Europe                                             96,238     98,141     21,199
               Australia                                           2,089      2,680      2,167
               Corporate and
                eliminations                                      15,173     (1,595)     4,275
                                                                $428,332   $431,718   $264,865

     Transfers between geographic areas are recorded at market-based transfer prices.

     Export sales, excluding sales to affiliates, totalled $51,517, $39,566 and $38,731 in fiscal 1997, 1996 and 1995, respectively.

(14) Derivative Financial Instruments-
     The Company uses foreign currency forward exchange contracts to hedge specific foreign currency exposures. These derivative financial instruments are not used for trading purposes.

(15) Quarterly Data (Unaudited)-

                                                 1997
--------------------------------------------------------------------------------
                                   1st       2nd       3rd        4th
--------------------------------------------------------------------------------
          Net Sales             $124,794  $136,908  $137,714   $143,901
          Gross Profit            60,385    66,310    67,480     74,987
          Net Income (loss)        3,270     5,216     5,898      6,807
          Per Class A
            Common Share             .20       .32       .37        .40

                                                 1996
--------------------------------------------------------------------------------
                                   1st       2nd       3rd        4th
--------------------------------------------------------------------------------

          Net Sales            $ 81,127  $ 84,511  $ 10,309  $140,346
          Gross Profit           38,641    43,843    53,578    65,284
          Net Income (loss)         979     4,043   (30,665)      775
          Per Class A
             Common Share           .06       .25     (1.89)      .05

     The following table sets forth the high and low sales prices for the Class A common stock as reported on the NASDAQ National Market System. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission:

                                              Year Ended
                                 April 30, 1997       April 30, 1996
                                  High      Low        High      Low
          First Quarter          18 3/4    15 3/4     19        13
          Second Quarter         18 1/2    15 1/2     18 3/4    15 3/4
          Third Quarter          22 3/8    14 3/4     21        17 3/4
          Fourth Quarter         21 3/4    18 3/8     20        16 1/2

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

     To the Shareholders of Marquette
     Medical Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of MARQUETTE MEDICAL SYSTEMS, INC. (a Wisconsin corporation) and subsidiaries as of April 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marquette Medical Systems, Inc. and subsidiaries as of April 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.


     ARTHUR ANDERSEN LLP
     Milwaukee, Wisconsin,
     June 5, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS

Fiscal 1997 compared to Fiscal 1996

Net sales for fiscal 1997 increased by 30.5% to $543.3 million from $416.3 million for fiscal 1996. The Company's patient monitoring, diagnostic cardiology and supplies and service product lines achieved sales growth of $52.6 million, $53.9 million and $20.5 million, or 25.3%, 43.3% and 24.5%, respectively. The fiscal 1997 results include a full year of activity from operations related to E for M Corporation which was acquired on January 1, 1996. The increase in net sales is partly attributable to the E for M acquisition. However, all existing product lines achieved significant growth over last year.

The introduction of new products in both the patient monitoring and diagnostic cardiology product lines as well as improved distribution have both contributed to the sales growth. New product introductions at lower price points have allowed the Company to increase its potential market by adding depth to its product lines. These lower price point products are important in terms of increasing the Company's potential market overseas. The increase in net sales also reflects the effects of a strengthening market for health care equipment in the U. S. particularly for the patient monitoring product line. The sales growth for the fiscal year was negatively affected by a softer market in Western Europe, particularly Germany, France and the United Kingdom, as well the negative currency conversions due to a stronger U.S. dollar.

Gross profit for fiscal 1997 increased 33.7% to $269.2 million from $201.3 million in fiscal 1996. Gross margin increased to 49.5% for fiscal 1997, compared to 48.4% for fiscal 1996. The increase relates to manufacturing efficiencies gained as E for M was fully integrated into Marquette as well as product mix. The gross margins were negatively impacted by continued pricing pressures, especially in Europe. However, the mix of higher margin products in addition to the manufacturing efficiencies offset this negative impact. The Company expects continued currency fluctuations and European pricing pressures to affect future gross margins.

Engineering expenses for fiscal 1997 increased 28.9% to $48.1 million from $37.3 million in fiscal 1996. The increase is mainly attributable to the incremental expenses related to the E for M operations. Engineering expenses as a percentage of sales decreased slightly to 8.9% for fiscal 1997 from 9.0% for fiscal 1996. The Company will continue to invest significantly in both new product developments and continued enhancements to current products. Due to the competitiveness and technological nature of the medical systems and equipment industry, this investment is necessary in order to maintain the Company's competitive position in the health care industry.

Selling expenses for fiscal 1997 increased 31.1% to $138.0 million from $105.3 million for fiscal 1996, due primarily to the E for M acquisition. In addition to the incremental expenses related to the E for M operations, the expenses for fiscal 1997 include increased sales bonuses as the Company's bookings for the year exceeded the bonus thresholds. The increased bookings are reflected in an increased backlog. These increases in selling expenses were partially offset by the cost reductions gained through the restructuring of European distribution. For fiscal 1997, selling expenses increased slightly as a percentage of sales to 25.4% from 25.3% of net sales for fiscal 1996.

General and administrative expenses for fiscal 1997 increased 34.1% to $44.1 million from $32.9 million in fiscal 1996. E for M operations accounted for a significant portion of the increase. General and administrative expenses as a percentage of sales were 8.1% for fiscal 1997 as compared to 7.9% for fiscal 1996. A portion of the increase as a percentage of sales relates to the additional amortization expense for goodwill and other intangibles which were recorded in connection with the E for M acquisition. During fiscal 1997, $3.5 million of goodwill and intangible amortization were expensed as compared to $1.2 million of amortization expense related to the E for M acquisition in fiscal 1996. Exclusive of the increased amortization, general and administrative expenses as a percentage of sales would have declined from fiscal 1996. The decline reflects the benefits realized from the restructuring of the European operations and the E for M operations.

Operating income for fiscal 1997 was $38.9 million as compared to an operating loss of $13.8 million for fiscal

1996. The fiscal 1996 operating loss was attributable to a one-time charge associated with the write-off of purchased research and development in-process of $35.7 million in connection with the E for M acquisition and to a $4.0 million restructuring charge mainly related to the European operations. Operating income for fiscal 1996, exclusive of these charges, was $25.9 million. The increase for fiscal 1997 relates to the increased gross profit attributable to sales growth and increased margins as well as cost savings associated with the restructuring.

Interest expense for fiscal 1997 increased to $8.4 million from $4.4 million for fiscal 1996. The increased interest expense related to the additional debt outstanding for the entire fiscal year in connection with the E for M acquisition. In addition, the proceeds received in the public offering of $24.0 million in March, 1997 were used to repay bank term loans incurred in the E for M acquisition. The Company intends to continue to pay down bank term loans and foreign lines of credit with any free cash flow in subsequent years. This, coupled with the reduction in debt associated with the public offering proceeds, should reduce interest expense in subsequent years.

Other income for fiscal 1997 increased to $3.6 million from $1.2 million in fiscal 1996. The increase was primarily related to foreign exchange gains of $1.8 million in fiscal 1997 as compared to $0.6 million in fiscal 1996. The significant strengthening of the U.S. dollar and the devaluation of the German mark contributed to the increased exchange gains.

The provision for income taxes for fiscal 1997 was $12.9 million as compared to $7.9 million in fiscal 1996. The effective tax rate for fiscal 1997 was 37.8%. In fiscal 1996, the effective tax rate, excluding the impact of the one-time charge of $35.7 million related to purchased research and development in-process, was 42.1%. The decrease in the effective rate is attributable to reduced foreign losses not benefited, the utilization of certain foreign net operating losses in fiscal 1997, and the reinstatement of the research and development credit for a significant portion of the fiscal year. The decreases in the effective rate are offset to some extent by the additional goodwill expense incurred in connection with the E for M acquisition. Due to the expiration of the research and development credit in fiscal 1998, management believes the effective tax rate will increase in fiscal 1998 unless the credit is reinstated. In addition, the ability to continue to utilize foreign net operating losses will have an impact on future effective tax rates. If the European market continues to weaken in the health care industry, unbenefited net operating losses would increase the Company's effective tax rate.

Fiscal 1996 Compared to Fiscal 1995

Net sales for fiscal 1996 increased 21.7% to $416.3 million from $342.2 million for fiscal 1995. The fiscal 1996 results included four months of activity from operations related to E for M. Approximately $54.5 million of the increase in net sales was due to sales of E for M products. The remaining increase in net sales for fiscal 1996 of $19.6 million, or 5.7%, was related to the Company's historic product lines. An improving health care market as well as the E for M acquisition contributed to an increase in net sales of $27.3 million or 15.1% for the patient monitoring line and $29.7 million or 31.3% for the diagnostic cardiology product line. The supplies and service product lines recorded a sales increase of $17.2 million, or 25.9%, from fiscal 1995. Fiscal 1995 results included eleven months activity from operations related to Corometrics, which was acquired in May, 1994.

Gross profit for fiscal 1996 increased 15.0% to $201.3 million from $175.0 million in fiscal 1995. Gross margin decreased to 48.4% for fiscal 1996, compared to 51.1% for fiscal 1995. The decrease was primarily attributable to the lower gross margin realized on E for M products. The gross margin realized on E for M products for the four months of E for M operations included in fiscal 1996 was 38.1%. Lower than expected shipment levels of E for M products, attributable in part to the integration of E for M operations into Marquette, resulted in an inability to fully absorb fixed costs. All of the Company's product lines experienced decreases in gross margins, mainly attributable to increased pricing pressures, especially in Europe. In addition, the ultrasound imaging line inventory at Corometrics was liquidated at a significant discount, resulting in a margin decline in that line.

Engineering expenses for fiscal 1996 increased 21.5% to $37.3 million from $30.7 million in fiscal 1995. Most of this increase was related to the acquisition of E for M, which had $4.9 million of engineering expense for the four months of E for M operations included in fiscal 1996. The remaining increase was a result of increased new product development costs, particularly in operating room and emergency care products. Engineering expenses as a percentage of net sales remained at 9.0% for fiscal 1996, the same percentage as for fiscal 1995.

Selling expenses for fiscal 1996 increased 23.7% to $105.3 million from $85.1 million for fiscal 1995, due primarily to the E for M acquisition. Of the total increase, $13.1 million related to the four months of E for M operations included in fiscal 1996. In addition to the increased expenses related to E for M, a portion of the increase was also related to the incremental month of Corometrics expenses included in fiscal 1996 compared to fiscal 1995. The remaining increase was primarily related to an increased sales staff for all product lines. For fiscal 1996, selling expenses increased slightly as percentage of net sales to 25.3%, from 24.9% of net sales for fiscal 1995.

General and administrative expenses for fiscal 1996 increased 29.5% to $32.9 million from $25.4 million in fiscal 1995. General and administrative expenses increased $6.0 million for fiscal 1996, primarily due to the operations of E for
M. The remaining operations of the Company had an increase of $1.5 million for fiscal 1996 compared to fiscal 1995. In addition to the increase related to E for M, an incremental month of Corometrics expenses in fiscal 1996 contributed to the remaining difference. General and administrative expenses as a percentage of net sales were 7.9% for fiscal 1996, compared to 7.4% for fiscal 1995.

The Company incurred a restructuring charge of $4.0 million for fiscal 1996, primarily related to its European operations. The restructuring was undertaken for purposes of consolidating the distribution function in Europe as well as the integration of E for M operations into Marquette.

During 1996, the Company took a charge related to the write-off of purchased in-process research and development ("R&D") in the amount of $35.7 million. This one-time charge is attributable to the in-process R&D acquired with E for M. The purchase price of E for M was allocated to the fair value of net tangible and intangible assets acquired. The portion of the purchase price allocated to the in-process R&D costs of E for M was written-off resulting in this non-recurring charge.

Interest expense for fiscal 1996 increased to $4.4 million from $3.0 million for fiscal 1995. The increased interest expense related to the E for M acquisition was partially offset by the repayment of $8.0 million of debt originally incurred in connection with the Corometrics acquisition in May 1994. Cash flow from operations enabled the Company to retire the remaining debt related to the Corometrics acquisition during fiscal 1996.

Other income for fiscal 1996 increased to $1.2 million from $0.1 million in fiscal 1995, primarily due to increased foreign exchange gains of $0.6 million. In addition, losses related to equity investments were $0.7 million less in fiscal 1996 as compared to fiscal 1995.

The provision for income taxes for fiscal 1996 was $7.9 million. Even though the Company incurred a before-tax loss of $17.0 million for the year, the $35.7 million charge related to purchased in-process R&D was a permanent tax difference for which the Company did not receive any tax benefit, either current or deferred. Excluding this charge, the effective tax rate for fiscal 1996 was 42.1% compared to 37.0% for fiscal 1995. This increase in the effective tax rate for fiscal 1996 was partly due to the expiration of the R&D credit (a 1.9% benefit in 1995). This credit was reinstated prospectively on July 1, 1996. The additional increase in the tax rate for fiscal 1996 was related to foreign net operating losses which the Company was unable to utilize.

Financial Outlook

In as much as the Company's principal product lines are all related to the health care industry, they are subject to the current uncertainty surrounding the industry including consolidation of hospital groups and a move towards managed care. While the Company cannot predict the impact, if any, that such modifications might have on its business, the Company's operating results are closely linked to the health care economy. If revenue or earnings fail to meet expectations of the investment community, there could be a significant impact of the trading price for the Company's stock. Management believes that the introduction of new products and the partnership relationships being established with the hospitals will keep the Company in a competitive position as the health care economy demand for new equipment increases.

Liquidity and Capital Resources

Working capital was $149.2 million at April 30, 1997 as compared to $133.2 million at April 30, 1996. Inventories increased by 4.3% to $110.8 million primarily due to increased sales levels and to give the Company the continued ability to effectively manage its backlog. Current liabilities decreased to $117.6 million at April 30, 1997 from $127.8 million at April 30, 1996 as a result of the payment of restructuring liabilities from the cash flow from operations.

As of April 30, 1997, the Company had $8.0 million outstanding on U.S. lines of credit of $25.0 million. In addition, the Company had $22.4 million, U.S. dollar equivalent, outstanding on foreign lines of credit. The foreign currency denominated borrowings are used to reduce the currency risks associated with foreign currency receivables. As of April 30, 1996, the amounts outstanding on the U.S. and foreign lines of credit were $14.5 million and $14.3 million, respectively.

Capital expenditures for fiscal 1997 were $18.2 million as compared to $11.4 million in fiscal 1996. The increase relates primarily to the acquisition of a new business system offset by the disposal of land in Germany.

The $90.3 million acquisition of E for M was funded by three variable rate bank term loans each in the amount of $30.0 million. Each bank term loan is payable in eight equal semi-annual installments of $3.75 million each beginning on April 30, 1997 and continuing on each October 31 and April 30 thereafter through October 31, 2000. As of April 30, 1997, the Company had repaid or refinanced $63.0 million of such bank term debt. Cash flow from operations was used to repay $9.0 million of such debt, cash proceeds in an underwritten public offering of 1,373,422 shares at a net price of $17.37 were used to repay $24.0 million of the such bank term debt, and the remaining $30.0 million was converted into longer term fixed-rate senior debt. This senior debt accrues interest at a fixed rate of 7.46% per annum and matures on August, 29, 2008. The $27.0 million of bank term debt that remained outstanding as of April 30, 1997 accrued interest at a rate equal to the LIBOR rate plus one percent, reset monthly. At April 30, 1997, the rate was 6.6875% per annum. The Company intends to repay the interest and retire the remaining debt through cash flow from operations.

In October, 1996, the Company repurchased 281,400 shares of Common Stock at a price of $16.50 per share. The $4.6 million used to repurchase the treasury stock was funded through cash flow from operations. In December, 1996, 262,500 of the treasury shares were used in the exchange of Class C common stock for Class A common stock. The Company retained 18,900 shares of treasury stock as of April 30, 1997.

Management believes the Company has the financial resources to meet its short term and long term cash requirements. Management believes its cash flow from operations will be sufficient to continue to fund its current obligations as well as fund the internal growth of the Company. The current U.S. inflation rate has little impact on Company operations.

On March 3, 1997, FASB released SFAS No. 128, "Earnings per Share," which simplifies the standards for computing earnings per share and requires a dual presentation of basic and diluted earnings per share on the income statement. This statement will apply to fiscal 1998. However, the impact of the change has been reported in footnote 2(j).


BOARD OF DIRECTORS

Michael J. Cudahy
Chairman
Marquette Medical Systems, Inc.

Timothy C. Mickelson
President
Marquette Medical Systems, Inc.

Peter P. Tong
Marquette Medical Systems, Inc.

Frederick G. Luber
Chairman
Super Steel Products Corp.

Melvin S. Newman
Attorney
Schoenberg, Fisher & Newman, Ltd.

Walter L. Robb
Retired
Senior Vice President
General Electric Company

John G. Bollinger
Dean, College of Engineering
University of Wisconsin-Madison

OFFICERS

Michael J. Cudahy
Chairman and Chief Executive Officer

Timothy C. Mickelson
President and Chief Operating Officer

Mary M. Kabacinski
Sr. Vice President and Chief Financial Officer

Steven G. Books
Division President, Cardiology

Karl F. Braun
Vice President, Europe, Middle East, Africa (EMEA)

P. Michael Breedlove
Division President, E for M Imaging Systems

Gerald J. Lentz
Division President, Service

James R. Mertens
Division President, E for M Cath Lab

Louis P. Scafuri
Division President,
Corometrics Medical Systems, Inc.

Mark Stega
Division President,
QMI Clinical Information Systems

Mark R. Tauscher
Division President, Supplies

Gerald G. Woodard
Division President, Patient Monitoring

Gordon W. Petersen
Secretary

Melvin S. Newman
Assistant Secretary

GENERAL INFORMATION

The 1997 annual meeting of shareholders will be held at 9:00 a.m. local time on Wednesday, August 13, 1997 at the Company's principal offices, 8200 West Tower Avenue, Milwaukee, WI 53223.

World Headquarters:
Marquette Medical Systems, Inc.
8200 W. Tower Avenue
Milwaukee, WI 53223

Independent Public Accountants:
Arthur Andersen LLP

Milwaukee, WI

Legal Counsel:

Schoenberg, Fisher & Newman, Ltd.
Chicago, IL

Principal International Subsidiaries
and Offices:

Marquette Medical Systems (Australia) Pty Ltd
Sydney, AUSTRALIA

Hellige Ges.m.b.H.
Vienna, AUSTRIA

Marquette Benelux n.v./s.a.
Brussels, BELGIUM

Marquette Medical Systems, Inc.
Asia Pacific District
Tokyo, Japan

Marquette Hellige S.A.S.
Paris, FRANCE

Marquette Hellige GmbH
Freiburg, GERMANY

Marquette Hellige Italia, Srl
Milano, ITALY

Marquette Hellige Espana S.A.
Madrid, SPAIN

Marquette Scandinavia
Stockholm, SWEDEN

Marquette Hellige (U.K.) Ltd.
Manchester, UNITED KINGDOM

Stockholder and Security Analyst Inquiries and Requests for Form 10-K should be directed to:
Mary M. Kabacinski
Chief Financial Officer
Marquette Medical Systems, Inc.
8200 W. Tower Avenue
Milwaukee, WI 53223
(414) 362-2560

Stock Listing - Symbol MARQ:
Marquette Medical Systems, Inc. Class A Common Stock is listed on NASDAQ National Market System.

Transfer Agent/Registrar:
Firstar Trust Company
777 E. Wisconsin Avenue
Milwaukee, WI 53202

The Company's Class A common stock, par value $0.10, is traded on the NASDAQ National Market System under the symbol MARQ.

At July 1, 1997, Marquette had approximately 638 shareholders of record (excluding beneficial owners of stock held in street names). Marquette has not declared or paid dividends on its Class A common stock. The Company intends to retain its earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future.