Form 10-K, Exhibit 13
period 1998-04-30
MARQUETTE MEDICAL SYSTEMS INC
filed 1998-07-17
CIK 62675

                                                                    EXHIBIT 13.1

                          [ANNUAL SHAREHOLDER REPORT]

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
APRIL 30, 1998 AND 1997 (Dollars in Thousands Except Per Share Data)

ASSETS                                                                                1998                1997
                                                                                 --------------      --------------
CURRENT ASSETS:
   Cash and cash equivalents                                                         $    5,063          $    2,704
   Accounts receivable, less allowances of $4,283 and $4,164                            159,343             140,136
   Inventories                                                                          109,003             110,779
   Prepaid expenses and other                                                             5,068               4,850
   Deferred income tax benefits                                                          11,337               8,304
                                                                                 --------------      --------------
           Total current assets                                                         289,814             266,773
                                                                                 --------------      --------------

PROPERTY AND EQUIPMENT:
   Land and improvements                                                                 19,249              19,757
   Buildings                                                                             44,656              43,528
   Equipment                                                                             95,386              85,321
   Construction in progress                                                              16,594               7,371
                                                                                 --------------      --------------
                                                                                        175,885             155,977
   Less-Accumulated depreciation                                                         62,181              58,985
                                                                                 --------------      --------------
           Net property and equipment                                                   113,704              96,992
                                                                                 --------------      --------------

OTHER ASSETS:
   Goodwill, less accumulated amortization of $12,773 and $9,828                         33,050              39,984
   Other intangibles, less accumulated amortization of $4,991 and $2,945                 14,146              16,547
   Cash surrender value and other                                                         8,646               8,036
                                                                                 --------------      --------------
           Total other assets                                                            55,842              64,567
                                                                                 --------------      --------------
           Total assets                                                              $  459,360          $  428,332
                                                                                 ==============      ==============

The accompanying notes are an integral part of these consolidated balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:                                    1998      1997
                                                     ---------  ---------
   Amounts due to bank                               $  11,499  $  11,114
   Notes payable to bank                                35,378     30,422
   Accounts payable                                     31,122     28,674
   Accrued liabilities-
          Payroll related expenses                      21,293     22,910
          Warranty                                       6,656      6,191
          Other                                         21,639     18,280
                                                     ---------  ---------
               Total current liabilities               127,587    117,591
                                                     ---------  ---------

LONG-TERM DEBT, less current maturities                 37,500     57,000
DEFERRED INCOME TAXES                                   15,911     16,814
PENSION AND OTHER LONG-TERM LIABILITIES                 56,046     45,727
COMMON STOCK UNDER REPURCHASE AGREEMENTS (NOTE 11)       8,000      8,000
SHAREHOLDERS' EQUITY:
   Common Stock, $.10 par value, 30,000,000
   shares authorized, 17,905,343 and 17,602,407
   shares issued                                         1,791      1,760
   Additional paid-in capital                           58,445     52,890
   Retained earnings                                   173,982    147,343
   Treasury Stock, Zero and 18,900 shares
   at cost                                                   -       (312)
   Cumulative translation adjustment                   (11,902)   (10,481)
   Common Stock under repurchase agreements             (8,000)    (8,000)
   (Note 11)
                                                     ---------  ---------
               Total Shareholders' equity              214,316    183,200
                                                     ---------  ---------
               Total liabilities and shareholders'
               equity                                $ 459,360  $ 428,332
                                                     =========  =========

The accompanying notes are an integral part of these consolidated balance sheets.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED APRIL 30, 1998, 1997, AND 1996 (Dollars in Thousands Except
 Per Share Data)

                                                   1998       1997      1996
                                                 --------   --------  --------
NET SALES                                        $578,260   $543,317  $416,293
COST OF SALES                                     287,641    274,155   214,947
                                                 --------   --------  --------
   Gross profit                                   290,619    269,162   201,346
                                                 --------   --------  --------
ENGINEERING EXPENSES                               52,594     48,106    37,307
SELLING EXPENSES                                  141,427    138,044   105,259
GENERAL AND ADMINISTRATIVE EXPENSES                46,926     44,088    32,880
RESTRUCTURING EXPENSES                                  -          -     3,956
WRITE-OFF OF ACQUIRED IN-PROCESS
RESEARCH & DEVELOPMENT                                  -          -    35,700
                                                 --------   --------  --------
   Total operating expenses                       240,947    230,238   215,102
                                                 --------   --------  --------
   Operating income (loss)                         49,672     38,924   (13,756)
INTEREST EXPENSE                                    5,982      8,434     4,386
OTHER EXPENSE (INCOME), net                         (323)    (3,604)   (1,162)
                                                 --------   --------  --------
   Income (loss) before provision for income
    taxes                                          44,013     34,094   (16,980)
   Provision for income taxes                      17,374     12,903     7,888
                                                 --------   --------  --------
NET INCOME (LOSS)                                $ 26,639   $ 21,191  $(24,868)
                                                 ========   ========  ========
PER CLASS A COMMON SHARE:
   Basic net income (loss)                       $   1.50   $   1.29  $  (1.53)
                                                 ========   ========  ========
   Diluted net income (loss)                     $   1.46   $   1.27  $  (1.53)
                                                 ========   ========  ========

 The accompanying notes are an integral part of these consolidated statements.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:                                       1998           1997           1996
                                                                         ---------      ----------     ----------
   Net income (loss)                                                     $ 26,639       $ 21,191       $(24,868)
   Adjustments to reconcile net income (loss) to net cash
    provided by operating activities-
       Depreciation and amortization                                       20,111         22,026         12,042
       Write-off of acquired in-process research & development                 --             --         35,700
       Deferred income taxes                                                  423         (2,540)          (634)
       Changes in assets and liabilities-
         Accounts receivable                                              (21,043)        (4,810)           992
         Inventories                                                          512         (7,373)         2,379
         Prepaid expenses and other assets                                 (1,727)          (703)         6,497
         Accounts payable and accrues liabilities                          12,487           (928)        (8,123)
                                                                        ---------       --------       --------
           Net cash provided by operating activities                       37,402         26,863         23,985

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures, net                                              (25,537)       (18,211)       (11,399)
   Purchase of E for M Corporation,
    net of cash acquired                                                       --             --        (89,171)
                                                                        ---------       --------       --------
           Net cash used in investing activities                          (25,537)       (18,211)      (100,570)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds (repayments) from notes payable to bank                     5,186         (1,124)         3,005
   Proceeds from issuance of long-term debt                                    --             --         90,000
   Payments on long-terms debt                                            (19,500)       (26,911)       (17,000)
   Proceeds from issuance of common stock                                  (4,836)        25,484          1,393
   Purchase of treasury stock                                                  --         (4,643)            --
                                                                        ---------       --------       --------
           Net cash (used in) provided by financing activities             (9,478)        (7,194)        77,398

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS                                                              (28)        (1,644)        (1,253)
                                                                        ---------       --------       --------
           Net increase (decrease) in cash and cash equivalents             2,359           (186)          (440)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              2,704          2,890          3,330
                                                                        ---------       --------       --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                $   5,063       $  2,704       $  2,890
                                                                        =========       ========       ========

The accompanying notes are an integral part of these consolidated statements.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands)

                                             Class A                     Class C
                                           Common Stock                Common Stock                 Treasury Stock       Additional
                                     -----------------------     -------------------------     -----------------------     Paid-In
                                       Shares       Amount         Shares         Amount         Shares       Amount       Capital
                                     ----------   ----------     ----------     ----------     ----------   ----------   -----------
BALANCE, APRIL 30, 1995              15,946,605    $1,594         26,250,000       $ 263             --         $--        $26,870
 ....................................................................................................................................
Issuance of common stock
   under option                         113,706        12                 --          --             --          --          1,381
 ....................................................................................................................................
Cumulative translation
   adjustment                                --        --                 --          --             --          --             --
 ....................................................................................................................................
Conversion of E for M stock
   options into Marquette options            --        --                 --          --             --          --          3,083
 ....................................................................................................................................
Tax benefit related to options               --        --                 --          --             --          --            235
 ....................................................................................................................................
Net loss                                     --        --                 --          --             --          --             --
 .....................................----------...---------......------------...----------.....----------...---------....-----------
BALANCE, APRIL 30, 1996              16,060,311    $1,606         26,250,000       $ 263             --         $--        $31,569
 ....................................................................................................................................
Issuance of common stock
   in offering                        1,373,422       137                 --          --             --          --         23,471
 ....................................................................................................................................
Issuance of common stock
   under option                         168,674        17                 --          --             --          --          1,859
 ....................................................................................................................................
Purchase of treasury stock                   --        --                 --          --       (281,400)     (4,643)            --
 ....................................................................................................................................
Cumulative translation
   adjustment                                --        --                 --          --             --          --             --
 ....................................................................................................................................
Conversion of Class C stock
   into Class A stock                        --        --        (26,250,000)       (263)       262,500       4,331         (4,069)
 ....................................................................................................................................
Tax benefit related to options               --        --                 --          --             --          --             60
 ....................................................................................................................................
Net income                                   --        --                 --          --             --          --             --
 .....................................----------...---------......------------...----------.....----------...---------....-----------
BALANCE, APRIL 30,1997               17,602,407    $1,760                 --         $--        (18,900)     $ (312)       $52,890
 ....................................................................................................................................
Issuance of common stock
   under option                         302,936        31                 --          --         18,900         312          4,495
 ....................................................................................................................................
Cummulative translation
   adjustment                                --        --                 --          --             --          --             --
 ....................................................................................................................................
Tax benefit related to options               --        --                 --          --             --          --          1,060
 ....................................................................................................................................
Net income                                   --        --                 --          --             --          --             --
 .....................................----------...---------......------------...----------.....----------...---------....-----------
BALANCE, APRIL 30, 1998              17,905,343    $1,791                 --         $--             --         $--        $58,445
 .....................................==========...=========......===========-...==========.....==========...=========....===========

                                                             Cumulative
                                         Retained            Translation
                                         Earnings            Adjustment
                                       ------------        ----------------
BALANCE, APRIL 30, 1995                  $151,020            $   (854)
 ...........................................................................
Issuance of common stock
   under option                                --                  --
 ...........................................................................
Cumulative translation
   adjustment                                  --              (2,811)
 ...........................................................................
Conversion of E for M stock
   options into Marquette options              --                  --
 ...........................................................................
Tax benefit related to options                 --                  --
 ...........................................................................
Net loss                                  (24,868)                 --
 .......................................------------..........--------------
BALANCE, APRIL 30, 1996                  $126,152            $ (3,665)
 ...........................................................................
Issuance of common stock
   in offering                                 --                  --
 ...........................................................................
Issuance of common stock
   under option                                --                  --
 ...........................................................................
Purchase of treasury stock                     --                  --
 ...........................................................................
Cumulative translation
   adjustment                                  --              (6,816)
 ...........................................................................
Conversion of Class C stock
   into Class A stock                          --                  --
 ...........................................................................
Tax benefit related to options                 --                  --
 ...........................................................................
Net income                                 21,191                  --
 .......................................------------..........--------------
BALANCE, APRIL 30,1997                   $147,343            $(10,481)
 ...........................................................................
Issuance of common stock
   under option                                --                  --
 ...........................................................................
Cummulative translation
   adjustment                                  --              (1,421)
 ...........................................................................
Tax benefit related to options                 --                  --
 ...........................................................................
Net income                                 26,639                  --
 .......................................------------..........--------------
BALANCE, APRIL 30, 1998                  $173,982            $(11,902)
 .......................................============..........==============

The accompanying notes are an integral part of these consolidated statements.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

(1)  NATURE OF OPERATIONS-

          Marquette Medical Systems, Inc. (the "Company," formerly known as Marquette Electronics, Inc.) is a worldwide leader in the development and manufacture of medical equipment and integrated systems for patient monitoring and diagnostic cardiology applications. The Company also develops clinical information systems, designed to be integrated with medical equipment, consisting of hardware and software used by integrated health care delivery networks and individual hospitals to electronically acquire, record, store, analyze and distribute patient medical data. The Company's products are used principally in critical and intensive care units, operating and recovery rooms, step-down units, labor and delivery units, cardiology departments, cardiac catheterization laboratories and related areas of acute care hospitals. In addition, the Company's products are increasingly being used in smaller hospitals, medical clinics, outpatient surgery centers, physician offices and homes. The Company covers the United States market, most of Western Europe and Australia through its own sales force. The remainder of the international market is served by dealers.

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

     (C)  SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION-

                                        Year Ended April 30,
                                  ------------------------------
                                     1998       1997       1996
                                  ---------   --------   -------
Cash paid during the year for-
     Interest                     $   5,560    $ 8,059   $ 4,153
     Income taxes                 $  17,794    $13,409   $ 9,789

The Company purchased all of the capital stock of E for M Corporation for $90,333 in fiscal 1996.

In conjunction with the acquisition, liabilities were assumed as follows:

                                        Year Ended April 30,
                                  -------------------------------
                                    1998       1997       1996
                                  --------   ---------  ---------
Fair value of assets
     acquired (including
     goodwill)                    $      -   $       -   $215,524
Cash paid for the capital
     stock                               -           -     90,333
Stock options converted                  -           -      3,083
                                  --------   ---------    -------
Liabilities assumed               $      -   $       -   $122,108
                                  ========   =========   ========

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

(D)  INVENTORIES-

          Inventories consist of the following:

                                                         April, 30
                                                   ---------------------
                                                     1998         1997
                                                   --------     --------
          Raw materials and component parts        $ 30,350     $ 31,629
          Work-in-process and finished goods         54,602       56,434
          Inventory on loan or consignment           24,051       22,716
                                                   --------     --------
                                                   $109,003     $110,779
                                                   ========     ========

          For its domestic inventories (representing 70% and 72% of total inventories at April 30, 1998, and 1997, respectively), the Company employs the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is used for all remaining inventories. If the FIFO cost method had been used for domestic inventories instead of the LIFO costs method, the carrying value assigned to inventories would have been $2,197 and $2,206 less at April 30, 1998 and 1997, respectively.

     (E)  PROPERTY AND EQUIPMENT-

          Property and equipment, along with improvements that significantly extend the useful life of existing assets, are carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets which range from 15-20 years for land improvements, 40-50 years for buildings and 3-7 years for equipment.

     (F)  ENGINEERING EXPENSES-

          Engineering expenses represent research and development costs and are charged to operations as incurred. The Company also charged to operations $35,700 related to the write-off of acquired in-process research and development attributable to the E for M acquisition in fiscal 1996. See Note 4 for further discussion of purchased research and development costs.

     (G)  ADVERTISING COSTS-

          Advertising costs are charged to operations as incurred. Such charges were $4,052, $3,541 and $2,260 in fiscal 1998, 1997 and 1996, respectively.

     (H)  CASH AND CASH EQUIVALENTS-

          For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

     (I)  FOREIGN CURRENCY-

          Asset and liability accounts of the Company's foreign operations are translated at the current exchange rate, and income and expense accounts are translated at the average of the monthly exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are classified as separate component of shareholders' equity.

          Foreign currency transaction gains (losses) totalling $774, $1,811 and

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)


          $744 are included in other income in the consolidated statements of income for fiscal 1998, 1997, and 1996, respectively.

          As a hedge against foreign accounts payable, the Company at times has entered into various forward exchange contracts to exchange foreign contracts to exchange foreign currencies for United States dollars at a fixed rate. Market value gains and losses resulting from these contracts are recognized in the consolidated statements of income and offset foreign exchange gains or losses on the foreign payables at their maturity date. As of April 30,1998 the Company has two such contracts to exchange various foreign currencies for a total contract amount of $1,639 and a maturity date of May 29, 1998. The carrying value of these contracts approximates fair value.

     (J)  NET INCOME PER COMMON SHARE-
          Class C Common Stock participates in income with Class A Common Stock in the ratio of 1:100. In December, 1996, all 26,250,000 outstanding shares of the Company's Class C common shares, $0.01 par value, were exchanged for 262,500 shares of Class A common stock.

          In March, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No.128 "Earnings per Share." The Company has adopted this statement in fiscal 1998.

          The weighted average shares for calculating basic net income per Class A common share is equal to the sum of the weighted average number of shares of Class A Common Stock outstanding and 1/100 of the weighted average number of shares of Class C Common Stock outstanding during the year.

          Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during he year. Diluted earnings per common share were determined on the assumption that the outstanding stock options issued by the Company (see Note 10) were exercised with dilution calculated using the treasury method. The earnings per share calculations are as follows:

                                                   Year Ended April 30,
                                             ---------------------------
                                             1998        1997       1996
                                             ----        ----       ----
          Net income (loss) available
            to common stockholders
            for basic and diluted           $26,639      $21,191    $(24,868)
                                            =======      =======    =========

          Weighted average shares for
            basic EPS                        17,726       16,452      16,254

          Impact of options issued
            to employees                        524          273          --
                                            -------      -------    --------

          Weighted average shares
            for diluted EPS                  18,250       16,725      16,254
                                            =======      =======    ========

          Basic EPS                           $1.50        $1.29      $(1.53)
                                            =======      =======    ========
          Diluted EPS                         $1.46        $1.27      $(1.53)
                                            =======      =======    ========

(K)  GOODWILL-

          The excess of the purchase cost over the

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

     fair value of net assets acquired is being amortized over a range of 15-20 years on a straight-line basis. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's discounted net cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Amortization of goodwill was $2,945 in fiscal 1998, $3,193 in fiscal 1997, and $2,453 in fiscal 1996. The Company continually evaluates its long-lived assets, including goodwill, and concluded that there is no impairment of these assets as of April 30, 1998.

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

 (3) NEW ACCOUNTING PRONOUNCEMENTS-

          Statement of Position (SOP) 97-2 "Software Revenue Recognition," issued in October, 1997, is effective for transactions entered into beginning May, 1998. This statement supersedes SOP 91-1 and provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The Company is currently analyzing the implementation of SOP 97-2 and the impact it will have on the Company's financial condition and results of operations.

          During June, 1997, the Financial Accounting Standards Board released SFAS No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and displaying in the financial statements total net income and components of all other non-owner changes in equity, referred to as comprehensive income. The Company will adopt SFAS No. 130 in fiscal 1999 and is currently analyzing the impact it will have on the financial statements.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)


          During June, 1997, the Financial Accounting Standards Board released SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires disclosures of business and geographic segments in the consolidated financial statements of the Company. The Company will adopt SFAS No. 131 in fiscal 1999 and is currently analyzing the impact it will have on the disclosures in its financial statements.


(4)  ACQUISITION OF E FOR M CORPORATION-

          Effective January 1, 1996, the Company acquired 100% of the common stock of E for M Corporation ("E for M"), an international medical equipment, software and supplies company serving patient monitoring and cardiology, which includes cardiac catheterization and electrophysiology laboratories. The purchase price was approximately $93,400 and was paid in cash and through the issuance of stock options. The Company converted outstanding options for E for M stock into options for Marquette stock as part of the transaction. The fair value of the converted options was $3,083. Related to this purchase, the Company borrowed $90,000 under bank loan agreements payable periodically over the next five years. The acquisition was accounted for as a purchase, and the excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. The value of such goodwill amounted to $22,649. In addition, the Company acquired intangible assets related to in-process research and development (R&D), product technologies and trade names with values of $35,700, $12,672 and $8,468, respectively. The acquired in-process R&D was entirely written off during fiscal 1996. The remaining intangibles have estimated useful lives ranging from 7 to 40 years.

          In connection with the acquisition,the Company implemented a restructing plan for the purpose of integrating the E for M operation into the Company's existing operations. This restructuring plan included consolidation of facilities as well as a reduction in the number of employees required for the combined operations. The costs expected to be incurred with respect to this restructing plan were recorded as liabilities of E for M which were assumed in the purchase transaction. The total restructing charges attributable to E for M were $10,120, of which $8,447 was estimated at the time of the acquisition and an additional $1,673 was related to a revision in the estimate. This total liability included $7,205 of severance costs, $992 of dealer termination costs and $1,923 of facility closing, legal and other costs. Restructing

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

        was completed in fiscal 1998 with no additional significant revision to the Company's estimate.

        Unaudited pro forma results of operations, assuming the acquisition of E for M as of May 1, 1995, and the $35,700 write-off of acquired in-process R&D in fiscal 1996, would be as follows:

                                                Year Ended
                                              April 30, 1996
                                            -----------------
        Net Sales                                $540,936

        Net Income (Loss)                         (27,430)

        Net Income (Loss) Per Class
          A Common Share                            (1.69)

(5) INCOME TAXES-

        Deferred income taxes are recorded to reflect the tax consequences on future years on differences between the tax basis of assets and liabilities and their financial reporting amounts at fiscal year end. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

        Income (loss) before income taxes consisted of the following:

                                             Year Ended April 30,
                                        --------------------------------
                                          1998        1997        1996
                                        --------    --------    --------
        United States                   $ 46,500    $ 35,768    $ 25,554

        Foreign                           (2,487)     (1,674)    (42,534)
                                        --------    --------    --------
        Total                           $ 44,013    $ 34,094    $(16,980)
                                        ========    ========    ========

         The provision for income taxes consists of the following:

                                             Year Ended April 30,
                                        --------------------------------
                                          1998        1997        1996
                                        --------    --------    --------
        Current-

          Federal                       $13,484     $13,069     $ 7,692

          State                           2,582       1,990       1,072

          Foreign                           885         384        (242)
                                        --------    --------    --------
                                         16,951      15,443       8,522
       Deferred                             423      (2,540)       (634)
                                        --------    --------    --------
                                        $17,374     $12,903     $ 7,888
                                        ========    ========    ========

        A reconciliation of the statutory Federal income tax rate to the consolidated effective income tax rate is as follows:

                                             Year Ended April 30,
                                        --------------------------------
                                          1998        1997        1996
                                        --------    --------    --------
        Statutory Federal income
          tax rate                        35.0%       35.0%      (35.0)%

        State and local income taxes,
          net of Federal income
          tax benefit                      3.8         3.8         4.1

        Tax credits                       (1.9)       (0.9)       (0.6)

        Foreign tax rate differences and
          foreign tax loss utilization     1.4        (1.5)        7.4

        FSC benefit                       (1.6)       (1.7)       (2.7)

        Purchased R&D                        -           -        73.6

        Goodwill                           0.8         1.3         0.8

        Other                              2.0         1.8        (1.1)
                                        --------    --------    --------
          Effective income tax rate       39.5%       37.8%       46.5%
                                        ========    ========    ========

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

     Temporary differences which give rise to the deferred tax assets and liabilities at April 30, 1998 and 1997 are as follows:

                                                               April 30
                                                       ------------------------
                                                         1998            1997
                                                       --------        --------
     Short-term deferred tax
        assets (liabilities):

        Net operating loss carryforward                $19,297         $16,638
        Employee benefits                                1,834           3,890
        Warranty reserve                                 1,599           1,448
        Inventories                                        488             284
        Bad debt reserve                                   104             177
        Capital loss carryforward                          162             167
        Deferred revenue                                    --             427
        Other                                              433             357
        Valuation allowance                            (12,580)        (15,084)
                                                       -------        --------
                                                       $11,337        $  8,304
                                                       ========       ========

     Long-term deferred tax
        assets (liabilities):

        Tax Basis Difference
          of Fixed Assets                              $ (9,567)      $ (6,933)
        Tax Basis Difference
          of Intangible Assets                           (9,030)       (10,428)
        Deferred revenue                                  2,245             --
        Other                                               441            547
                                                       --------       --------
                                                       $(15,911)      $(16,814)
                                                       =======        ========

        The Company has tax benefits related to net operating losses of $15,801, $1,784, $410, $320 and $982 in Germany, France, Austria, Spain and the United Kingdom, respectively, which are all carried forward. The net operating losses in Germany and the United Kingdom can be carried forward, indefinitely. The net operating losses in Austria expire beginning in fiscal 2004 through fiscal 2005. The net operating losses in France expire beginning in fiscal 2002 through fiscal 2003. The net operating loss in Spain expires in fiscal 1999 through fiscal 2001.

(6)  NOTES PAYABLE TO BANK-

        The Company has an unsecured line of credit with a bank whereby it may borrow up to $25,000. As of April 30, 1998, the borrowings outstanding are $7,000. Standby letters of credit of $370 reduce the available credit to $17,630 as of April 30, 1998.

        The Company has loan authorizations and overdraft facilities with various banks whereby it may borrow up to $49,744 (or Eurocurrency equivalent) to be used for general purposes. As of April 30, 1998, the borrowings outstanding are $28,378. Outstanding bank guarantees of $10,438 reduce the available credit to $10,928 as of April 30, 1998.

        The carrying value of notes payable approximates fair market value.

        The Company has entered into some of the above foreign currency loans in an amount and term similar to the expected collection period of foreign accounts receivable as a natural hedge against these amounts. The amount outstanding on such loans was $11,217 and $9,754 at April 30, 1998 and April 30, 1997, respectively.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

          The following table summarizes certain information regarding these short-term borrowings:

                                             Year Ended April 30,
                                        -------------------------------
                                           1998        1997      1996
                                        ---------    -------  ---------
          Maximum amount
            of borrowings               $47,570       $52,628  $ 28,742

          Average amount
            of borrowings                39,380        39,879    21,975

          Weighted average interest
            rate during year                6.7%          6.7%      6.8%

          Weighted average interest
            rate at year end                6.8%          6.7%      6.5%

(7)  LONG-TERM-DEBT-

          Long-term debt consists of the following:

                                                       April 30,
                                                 ----------------------
                                                   1998          1997
                                                 ----------     ---------
          Senior notes, due in installments
          through August 29, 2008, bearing
          interest at 7.46%                       $30,000        $30,000

          Term note, due installments through
          October 31, 2000, bearing interest at
          LIBOR + 1% (6.6563% at April 30, 1998)  $ 2,500        $ 9,000

          Term note, due installments through
          October 31, 2000, bearing interest at
          LIBOR + 1% (6.6563% at April 30, 1998)  $ 2,500        $ 9,000

          Term note, due installments through
          October 31, 2000, bearing interest at
          LIBOR + 1% (6.6563% at April 30, 1998)  $ 2,500        $ 9,000
                                                  -------        -------
                                                  $37,500        $57,000
          Less- Current maturities                      -              -
                                                  -------        -------
                                                  $37,500        $57,000
                                                  =======        =======

          Scheduled maturities:

               Year Ending
                 April 30,              Amount
               -----------            ---------
                  1999                   $    -

                  2000                    7,500

                  2001                        -

                  2002                        -

                  2003                        -

               Thereafter                30,000
                                        -------
                                        $37,500
                                        =======

          The carrying value of long-term debt approximates fair value.

          The senior notes and term notes contain restrictive covenants which, among other things, require the Company to maintain a minimum tangible net worth, a minimum interest coverage ratio and a maximum liabilities to tangible net worth ratio. The Company was in compliance with all such covenants as April 30, 1998.

(8)  COMMITMENTS AND CONTINGENCIES-

          The Company leases plant, office space, and automobiles under various operating lease agreements. Minimum rental commitments under leases having initial or remaining terms of greater than one year are, as follows:

                    Year Ending
                      April 30,                   Amount
                    ------------                ---------
                       1999                      $5,198

                       2000                       3,034

                       2001                       2,115

                      Thereafter                  4,834

          Rental expense charged to operations was $6,609, $6,076 and $1,585 in fiscal 1998, 1997 and 1996, respectively.

          Various lawsuits and claims are pending against the Company. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the resolution of these lawsuits and claims will not, in the opinion of management, result in a material adverse effect on the financial position or results of operations of the Company.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

(9)  SHAREHOLDERS' EQUITY-

          In March, 1997, the Company sold, through an underwritten public offering 1,373,422 common shares at a net price of $17.37 per share. The net proceeds of this offering were used to repay existing bank debt.

          In December, 1996, the Company adopted a shareholder rights plan and declared a dividend of one preferred share purchase right on each outstanding share of the Company's Common Stock. Under certain conditions, each right may be exercised to purchase one-hundreth share of a new series of nonredeemable preferred stock at an exercise price of $80, subject to adjustment. The rights may be exercised only after a public announcement that a party acquired or will make a tender to acquire 20% or more of the Company's Common Stock. The rights, which do not have voting rights, expire on December 18,2006 and may be redeemed by the Company at a price of $0.01 per right at any time prior to their expiration or the acquisition of 20% of the Company's Common Stock.

          In the event that the Company is acquired in a merger or other business combination transaction, provisions shall be made so that each holder of a right shall have the right to receive, upon exercise there of at the then current exercise price, the number of shares of Common Stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the right.

(10) STOCK OPTION PLANS-

          The Company has reserved 3,500,000 share of Common Stock for issuance under the Amended and Restated Stock Option Plan for Employees of Marquette Medical Systems, Inc. (the "Plan"). Under the Plan, incentive options may be granted to purchase shares at or above fair market value on the date of grant and expire within ten years, and non-qualified options may be granted at or above 85% of fair market value on the date of grant and expire within fifteen years. If stock options granted under the Plan expire or otherwise terminate without being exercised, the Common Stock not issued under such stock options shall again become available for issuance under the Plan.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1997 (Dollars in Thousands Except Per Share Data)

     Option activity during fiscal 1998, 1997 and 1996 is as follows:

                                      Number        Weighted
                                    of Shares        Average
                                   Under Option   Exercise Price
                                   ------------   --------------
     Outstanding, April 30, 1995     1,422,366        $15.30
          Granted                      895,600         17.76
          Exercised                    (96,800)        13.76
          Cancelled                   (407,950)        14.92
                                   ------------
     Outstanding, April 30, 1996     1,813,216         16.68
          Granted                      396,000         19.34
          Exercised                    (56,908)        14.57
          Cancelled                   (119,558)        16.80
                                   ------------
     Outstanding, April 30, 1997     2,032,750         17.25
          Granted                      586,900         23.49
          Exercised                   (312,910)        15.73
          Cancelled                   (525,390)        18.07
                                   ------------
     Outstanding, April 30, 1998     1,781,350         19.33
                                   ============

     The number of exercisable options as of April 30, 1998, 1997 and 1996 were 296,050, 394,650 and 313,366, respectively. The additional shares available for grant were 748,407, 809,917 and 86,359 as of April 30, 1998, 1997 and
     1996, respectively.

     The options outstanding at April 30, 1998, consist of the following:

                                                                              Weighted Average           Weighted Average
      Price Range                   Number of Options                          Exercise Price           Years Remaining in
                               ---------------------------              ---------------------------
       Per Share               Outstanding     Exercisable              Outstanding     Exercisable      Contractual Life
     -------------             ---------------------------              ---------------------------     ------------------
     $14.00-$17.99               730,300          183,500                  $15.75         $14.97                6.7
     $18.00-$21.99               475,850          112,550                  $19.79         $20.10                8.1
     $22.00-$27.00               575,200               --                  $23.50         $   --                9.6
                               ---------        ---------                  $19.33         $16.92                8.1
                               1,781,350          296,050
                               =========        =========

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

     In addition, in June, 1997, the Company, pursuant to resolutions adopted by the Board of Directors, granted its chairman options to purchase 250,000 shares of Common Stock at an exercise price of $20.63 per share. The options vested immediately and expire in June, 2007. All of the options are outstanding as of April 30, 1998. Such options were not granted under terms of the Plan.

     The Company has reserved 276,042 shares of Common Stock for issuance under the E for M 1991 Stock Option Plan and E for M 1991 Key Employee Stock Option Plan. The E for M stock options outstanding on the acquisition date were converted into stock options of the Company in conjunction with the acquisition. Each option converted by the Company continues to have, and is subject to, the same terms and conditions set forth in E for M's stock option plan prior to the acquisition. The E for M stock options were converted into 276,042 stock options of the Company pursuant to this plan based on an exchange ratio of the average price of Marquette stock at the acquisition date to the tender price of E for M stock.

     Option activity related to this plan in fiscal 1998 and 1997 is as follows:

                                      Number        Weighted
                                    of Shares        Average
                                   Under Option   Exercise Price
                                   ------------   --------------
     Outstanding, April 30, 1995            --        $   --
          Granted                      276,042          8.58
          Exercised                    (16,906)         3.57
          Cancelled                         --            --
                                   ------------
     Outstanding, April 30, 1996       259,136          8.91
          Granted                           --            --
          Exercised                   (111,766)         9.36
          Cancelled                    (24,978)         8.21
                                   ------------
     Outstanding, April 30, 1997       122,392          8.64
          Granted                           --            --
          Exercised                    (17,426)         9.02
          Cancelled                    (14,190)         7.39
                                   ------------
     Outstanding, April 30, 1998      $ 90,776          8.76
                                   ============

     The number of exercisable options as of April 30, 1998, 1997 and 1996 were 66,534, 64,907 and 140,510 respectively.

     The options outstanding at April 30, 1998, consist of the following:

                                                                         Weighted Average           Weighted Average
 Price Range                   Number of Options                          Exercise Price           Years Remaining in
                          ---------------------------              ---------------------------
  Per Share               Outstanding     Exercisable              Outstanding     Exercisable      Contractual Life
-------------             ---------------------------              ---------------------------     ------------------
$ 6.17-$ 8.99                57,556           44,251                  $ 6.52         $ 6.54                6.1
$ 9.00-$12.76                33,220           22,283                  $12.65         $12.59                6.8
                          ---------        ---------                  $ 8.76         $ 8.57                6.3
                             90,776           66,534
                          =========        =========

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

          On August 25, 1994, the Company's shareholders approved the Marquette Electronics, Inc. Directors' (Non-Employee) Stock Option Plan (the "Directors' Plan"). The Directors' Plan is designed to compensate non-employee members of the Board of Directors by an annual grant of non-qualified options for 4,000 shares of Common Stock at the then fair market value of the stock. These options become exercisable in four equal annual installments on each of the first four anniversaries of the date of grant and expire on the tenth anniversary date. The aggregate number of shares that may be issued under the Directors' Plan shall not exceed 250,000. During fiscal 1994, options to purchase 16,000 shares were granted at $14.50 per share. During fiscal 1995, options to purchase 20,000 shares were granted at $16.00 per share. During fiscal 1996, options to purchase 20,000 shares were granted at $16.25 per share. During fiscal 1997, options to purchase 16,000 shares were granted at $18.50 per share. During fiscal 1998, options to purchase 16,000 shares were granted at $26.75 per share. All options granted were outstanding at April 30, 1998, 48,000 shares of which were exercisable.

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

                                                      Year Ended April 30,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
          Net Income (Loss):
             As Reported                          $26,639   $21,191   $(24,868)
             Pro Forma                            $25,653   $20,151   $(25,519)

          Basic Net Income
             (Loss) Per Share:
             As Reported                            $1.50     $1.29     $(1.53)
             Pro Forma                              $1.45     $1.22     $(1.57)

          Diluted Net Income
          (Loss) Per Share:
             As Reported                            $1.46     $1.27     $(1.53)
             Pro Forma                              $1.41     $1.20     $(1.57)

          Because the SFAS No. 123 method of accounting does not apply to options granted prior to May 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

          The weighted average fair value of options granted in fiscal 1998, fiscal 1997 and fiscal 1996 were $8.68, $8.08 and $8.40, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1998, fiscal 1997 and fiscal 1996, respectively: risk-free rates of 6.0%, 5.8% and 6.3%, expected dividend yields of zero, expected lives of 7.0 years,
          7.0 years and 8.8 years, and expected volatility of 16%, 25% and 23%.

(11) STOCK REPURCHASE AGREEMENTS-

          By agreement, the Company is obligated to repurchase up to $4,000 worth of Common Stock from each of two shareholders, in each case at the shareholder's death and at a price per share determined in accordance with the agreements. Life insurance with a face value of $6,986 has been secured on the lives of the two shareholders to fund the payments required under the repurchase agreements. As of April 30, 1998, 296,296 shares of Common Stock were subject to these stock repurchase agreements. The amount of the purchase price is payable within 210 days of the death of the shareholder.

(12) RESTRUCTURING OF OPERATIONS-

          In fiscal 1996, the Company initiated and began to implement a plan to restructure its worldwide operations, primarily in Europe. The restructuring plan consisted of a consolidation of European offices as well as a corresponding reduction in the number of employees. The restructuring plan was undertaken for purposes of consolidating the distribution function in Europe in order to address competitive conditions. In addition, the restructuring plan was necessary as the existing Marquette operations are integrated with E for M's European operations. In connection with these actions, the Company recorded restructuring charges of $3,956 to operating expenses in fiscal 1996. These charges included $1,267 of severance costs, $1,366 of facility closing costs including asset write-offs, and $1,323 of other costs such as dealer termination fees and related legal fees. This restructuring plan implementation was completed during fiscal 1997.

(13) EMPLOYEE BENEFIT PLANS-

          PROFIT SHARING AND 401(K) PLAN - The Company has a Profit Sharing and 401(k) Plan (the "Plan") covering substantially all non-union employees. The Plan allows participants to make annual contributions ranging from 1% to 12% of their compensation, subject to certain limitations imposed by the Internal Revenue Code. The Company matches 35% of the Participants' contributions, subject to maximum annual matching per participant of five hundred dollars or 1.5% of the participants qualified

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)


compensation, whichever is greater. The Company may make annual discretionary contributions as authorized by the Board of Directors. Total Company contributions were $4,835, $3,961 and $3,313 in fiscal 1998, 1997 and 1996, respectively.

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

In February, 1998 the Financial Accounting Standards Board ("FASB") issued SFAS No. 132 "Employers' Disclosure about Pensions and Other Post-Retirement Benefits." The Company has adopted this statement in fiscal 1998.

The following is a reconciliation of the change in benefit obligation for the years ended April 30, 1998 and 1997:


                                                   Year Ended April 30,
                                                   --------------------
                                                   1998          1997
                                                   ------        ------
Benefit obligation, beginning of year              $39,679       $45,339
Service costs                                          819         1,122
Interest costs                                       2,649         3,056
Benefits paid                                       (1,345)       (1,396)
Actuarial loss (gain)                                  170        (3,245)
Foreign currency exchange
  rate changes                                      (1,453)       (5,196)
                                                   --------      --------
Benefit obligation, end of year                     40,519        39,679
Unrecognized net
  actuarial gain                                     1,258         2,492
                                                  ---------     ---------
 Accrued benefit cost                              $41,777       $42,171
                                                  =========     =========

Assumptions used in the actuarial calculations are as follows:

                                   Fiscal   Fiscal    Fiscal
                                    1996     1997      1996
                                  -------  -------   -------
Discount Rate                       6.5%     7.0%      7.0%
Salary Increases                    2.5%     2.75%     2.75%

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

          The components of net periodic pension cost for the years ended April 30, 1998 and 1997 and four month period ended April 30, 1996, respectively, are:

                                               Period ended April 30,
                                          ---------------------------------
                                           1998          1997        1996
                                          -------     ---------   ---------
          Service costs                    $  819      $  1,122      $  377
          Interest costs                    2,649         3,056       1,127
          Recognized net actuarial gain      (145)            -        (503)
               Net periodic                ------      --------     -------
               benefits cost               $3,323      $  4,178     $ 1,001
                                           ======      ========     =======

(14) SEGMENT AND GEOGRAPHIC INFORMATION-

          The Company operates primarily in one business segment, the medical electronics equipment industry. Financial information by geographic area is summarized as follows:

                                                Year Ended April 30,
                                         --------------------------------
                                            1998        1997       1996
                                         ---------   ---------  ---------
          Net sales originating from:
               United States             $ 463,845   $ 426,469   $355,689
               Europe                      179,864     172,558     98,137
               Australia                     9,648       6,364      5,479
               Corporate and
                    eliminations           (75,097)    (62,074)   (43,012)
                                         ---------   ---------   --------
                                         $ 578,260   $ 543,317   $416,293
                                         =========   =========   ========

          Income (loss) from operations:
               United States             $  46,909   $  41,529   $ 11,307
               Europe                        2,839      (2,615)   (27,481)
               Australia                       414         250       (157)
               Corporate and
                    eliminations              (490)       (240)     2,575
                                         ---------   ---------   --------
                                         $  49,672     $38,924   $(13,756)
                                         =========   =========   ========

          Identifiable assets:
               United States             $ 335,730   $ 314,832   $332,492
               Europe                      107,982      96,238     98,141
               Australia                     3,987       2,089      2,680
               Corporate and
                    eliminations            11,661      15,173     (1,595)
                                         ---------   ---------   --------
                                         $ 459,360   $ 428,332   $431,718
                                         =========   =========   ========

          Transfers between geographic areas are recorded at market-based transfer prices.

MARQUETTE MEDICAL SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 1998, 1997 AND 1996 (Dollars in Thousands Except Per Share Data)

          Export sales, excluding sales to affiliates, totalled $36,898, $51,517 and $39,566 in fiscal 1998, 1997 and 1996, respectively.

(15) DERIVATIVE FINANCIAL INSTRUMENTS-

          The Company uses foreign currency forward exchange contracts to hedge specific foreign currency exposures. These derivative financial instruments are not used for trading purposes.

(16) QUARTERLY DATA (UNAUDITED)-

                                                 1998
                               --------------------------------------------
                                   1st      2nd         3rd         4th
                               --------------------------------------------
          Net Sales            $132,069   $148,568    $143,724    $153,900
          Gross Profit           67,808     74,266      69,921      78,625
          Net Income              4,301      6,698       7,571       8,068

             Per Common
             Share
               Basic                .24        .38         .43         .45
               Diluted              .24        .36         .41         .44


                                                 1997
                               --------------------------------------------
                                   1st      2nd         3rd         4th
                               --------------------------------------------
          Net Sales            $124,794   $136,908    $137,714    $143,901
          Gross Profit           60,385     66,310      67,480      74,987
          Net Income              3,270      5,216       5,896       6,807

             Per Common
             Share
               Basic                .20        .32         .37         .40
               Diluted              .20        .32         .36         .39

          The following table sets forth the high and low sales prices for the Common Stock as reported on the Nasdaq National Market System. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission:

                                              Year Ended
                              April 30, 1998              April 30, 1997
                            --------------------        --------------------
                              High       Low              High       Low
          First Quarter     $28 1/2      $19 7/8        $18 3/4      $15 3/4
          Second Quarter     31 3/4       23             18 1/2       15 1/2
          Third Quarter      28 1/4       22 1/4         22 3/8       14 3/4
          Fourth Quarter     29           24 3/4         21 3/4       18 3/8

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

     To the Shareholders of Marquette Medical Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of MARQUETTE MEDICAL SYSTEMS, INC. (a Wisconsin corporation) and subsidiaries as of April 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects , the financial position of Marquette Medical Systems, Inc. and subsidiaries as of April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles.

                                              ARTHUR ANDERSEN LLP


     Milwaukee, Wisconsin,
     June 1, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS

FISCAL 1998 COMPARED TO FISCAL 1997

Net sales for fiscal 1998 increased by 6.4% to $578.3 million from $543.3 million for fiscal 1997. The sales growth was entirely attributable to the Monitoring group, consisting of adult, pediatric, neonatal and fetal monitoring, and the related clinical information systems, which achieved sales growth of $42.8 million, or 17.0%. The increased sales for the Monitoring group related mainly to the strong domestic demand, especially for its modular bedside monitors. Based on the continued strong level of incoming orders, management believes that this area will continue to provide growth opportunity.

Both the Cardiology group and the Supplies and Service product lines had slight decreases in net sales for fiscal 1998 as compared to fiscal 1997. For the Cardiology group, sales decreased by $5.4 million, or 2.9%. The Supplies and Service product line had a net sales decrease of $2.5 million, or 2.4%. The decrease is mainly attributable to the negative currency conversions related to the stronger U.S. dollar. While the Monitoring group's strong U.S. shipments more than offset its negative currency conversions on its international sales, the Cardiology group and Supplies and Service product lines did not achieve sufficient volume growth to offset all of their negative currency conversions. For the Company, a stable U.S. dollar, as compared with last year, would have provided additional net sales of $23.8 million, or 4.4% for the year. Since it is management's belief that the major growth opportunities continue to be in the international markets, the currency conversion will continue to be a factor in the total sales growth.

Gross profit for fiscal 1998 increased 7.9% to $290.6 million from $269.2 million in fiscal 1997. Gross margin increased to 50.3% for fiscal 1998 as compared to 49.5% for fiscal 1997. The increase relates mainly to the product mix towards higher margin products, especially in the Monitoring group. In addition, the Company typically realizes higher margins on its domestic sales as compared to international sales. The Company has experienced continued pricing pressures in its international markets, especially in the Asian markets impacted by the currency crisis and in the European market. Therefore, the strong level of U.S. sales contributed to the increased gross margins for the year. The currency fluctuations have offset the increased gross margins to some extent. The Company believes that ongoing efforts to increase manufacturing efficiencies will enable it to maintain its gross margins even as product mix and geographic mix may shift towards lower gross margins.

Engineering expenses for fiscal 1998 increased 9.3% to $52.6 million from $48.1 million in fiscal 1997. Engineering expenses as a percentage of sales increased slightly to 9.1% for fiscal 1998 as compared to 8.9% for fiscal 1997. The increase relates to the Company's ongoing product development projects. The medical equipment and systems industry is highly competitive and technological in nature. As a result, in order to compete effectively, the Company must continue to make significant investments in both new

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS


product development and continued enhancements to current products.

Selling expenses for fiscal 1998 increased 2.5% to $141.4 million as compared to $138.0 million for fiscal 1997. Selling expenses decreased as a percentage of sales to 24.5% as compared to 25.4% for fiscal 1997. The increase in selling expenses is mainly a result of the costs required to support the increased sales volume in fiscal 1998, such as additional commissions and other sales support costs. Offsetting the increases to some extent are the efficiencies gained in the improved distribution channels. One of management's goals for fiscal 1998 was to reduce the Company's selling expenses as a percentage of net sales. A headcount reduction in the European distribution channel has contributed to the decrease as a percentage of net sales.

General and administrative expenses for fiscal 1998 increased 6.4% to 46.9 million from $44.1 million in fiscal 1997. The increase is a result of the ongoing conversion costs attributable to the conversion of a new business system as well as additional support costs necessary to support the increased sales volume. The increase was offset to some extent by a European headcount reduction as part of management's plan to increase operating margins. General and administrative expenses as a percentage of net sales remained constant at 8.1% for fiscal 1998 as compared to fiscal 1997.

Operating income for fiscal 1998 increased by 27.6% to $49.7 million as compared to $38.9 million in fiscal 1997. The increased gross profit for fiscal 1998 relates to the sales growth as well as the increased gross margin realized on fiscal 1998 net sales. Operating margin for fiscal 1998 was 8.6% as compared to 7.2% in fiscal 1997. The margin increase is mainly attributable to the efforts of management to reduce the selling expenses in order to achieve more efficiency in the cost per sales dollar.

Interest expense for fiscal 1998 decreased to $6.0 million from $8.4 million for fiscal 1997. The decreased interest expense is attributable to the use of proceeds from a public stock offering completed in March, 1997 for repayment of a portion of bank term debt. In addition, the Company was unable to use its free cash flow generated in fiscal 1998 to pay down additional long-term debt. Average borrowings, both short-term and long-term, decreased to $80.1 million in fiscal 1998 from $98.7 million in fiscal 1997. The Company intends to continue to pay down bank term loans and foreign lines of credit with any free cash flow in subsequent years.

Other income for fiscal 1998 decreased to $0.3 million from $3.6 million in fiscal 1997. The decrease was primarily related to decreased foreign exchange gains in the current year as compared to fiscal 1997.

The provision for income taxes for fiscal 1998 was $17.4 million as compared to $12.9 million for fiscal 1997. The effective tax rate for fiscal 1998 was 39.5%. For fiscal 1997, the effective tax rate was 37.8%. The increase in the effective rate was mainly attributable to foreign losses which have not been benefited. The ability to utilize these unbenefited foreign losses in the future will have an impact on the effective tax rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


FISCAL 1997 COMPARED TO FISCAL 1996

Net sales for fiscal 1997 increased by 30.5% to $543.3 million from $416.3 million for fiscal 1996. The Company's patient monitoring, diagnostic cardiology and supplies and service product lines achieved sales growth of $52.6 million, $53.9 million and $20.5 million, or 25.3%, 43.3% and 24.5%, respectively. The fiscal 1997 results include a full year of activity from operations related to E for M Corporation, which was acquired on January 1, 1996. The increase in net sales is partly attributable to the E for M acquisition. However, all existing product lines achieved significant growth over last year.

The introduction of new products in both the patient monitoring and diagnostic cardiology product lines as well as improved distribution have both contributed to the sales growth. New product introductions at lower price points have allowed the Company to increase its potential market by adding depth to its product lines. These lower price point products are important in terms of increasing the Company's potential market overseas. The increase in net sales also reflects the effects of a strengthening market for health care equipment in the U.S. particularly for the patient monitoring product line. The sales growth for the fiscal year was negatively affected by a softer market in Western Europe, particularly Germany, France and the United Kingdom, as well as the negative currency conversions due to a stronger U.S. dollar.

Gross profit for fiscal 1997 increased 33.7% to $269.2 million from $201.3 million in fiscal 1996. Gross margin increased to 49.5% for fiscal 1997, compared to 48.4% for fiscal 1996. The increase relates to manufacturing efficiencies gained as E for M was fully integrated into Marquette as well as product mix. The gross margins were negatively impacted by continued pricing pressures, especially in Europe. However, the mix of higher margin products in addition to the manufacturing efficiencies offset this negative impact. The Company expects continued currency fluctuations and European pricing pressures to effect future gross margins.

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

Selling expenses for fiscal 1997 increased 31.1% to $138.0 million from $105.3 million for fiscal 1996, due primarily to the E for M acquisition. In addition to the incremental expenses related to the E for M operations, the expenses for fiscal 1997 include increased sales bonuses as the Company's bookings for the year exceeded the bonus thresholds. The increased bookings are reflected in an increased backlog. These increases in selling expenses were partially offset by the cost reductions gained through the restructuring of European distribution. For fiscal 1997, selling

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


expenses increased slightly as a percentage of sales to 25.4% from 25.3% of net sales for fiscal 1996.

General and administrative expenses for fiscal 1997 increased 34.1% to $44.1 million from $32.9 million in fiscal 1996. E for M operations accounted for a significant portion of the increase. General and administrative expenses as a percentage of sales were 8.1% for fiscal 1997 as compared to 7.9% for fiscal 1996. A portion of the increase as a percentage of sales relates to the additional amortization expense for goodwill and other intangibles which were recorded in connection with the E and M acquisition. During fiscal 1997, $3.5 million of goodwill and intangible amortization were expensed as compared to $1.2 million of amortization expense related of the E for M acquisition in fiscal 1996. Exclusive of the increased amortization, general and administrative expenses as a percentage of sales would have declined from fiscal 1996. The decline reflects the benefits realized from the restructuring of the European operations and E and M operations.

Operating income for fiscal 1997 was $38.9 million as compared to an operating loss of $13.8 million for fiscal 1996. The fiscal 1996 operating loss was attributable to a one-time charge associated with the write-off of purchased research and development in-process of $35,7 million in connection with the E for M acquisition and to a $4.0 million restructuring charge mainly related to the European operations. Operating income for fiscal 1996, exclusive of these charges, was $25.9 million. The increase for fiscal 1997 relates to the increased gross profit attributable to sales growth and increased margins as well as cost savings associated with the restructuring.

Interest expense for fiscal 1997 increased to $8.4 million from $4.4 million for fiscal 1996. The increased interest expense related to the additional debt out-standing for the entire fiscal year in connection with the E for M acquisition. In addition, the proceeds received in the public offering of $24.0 million in March, 1997 were used to repay bank term loans incurred in the E for M acquisition. The company intends to continue to pay down bank term loans and foreign lines of credit with any free cash flow in subsequent years. This, coupled with the reduction in debt associated with the public offering proceeds, should reduce interest expense in subsequent years.

Other income for fiscal 1997 increased to $3.6 million from $1.2 million in fiscal 1996. The increase was primarily related to foreign exchange gains of $1.8 million in fiscal 1997 as compared to $0.6 million in fiscal 1996. The significant strengthening of the U.S. dollar and the devaluation of the German mark contributed to the increased exchange gains.

The provision for income taxes for fiscal 1997 was $12.9 million as compared to $7.9 million in fiscal 1996. The effective tax rate for fiscal 1997 was $37.8%. In fiscal 1996, the effective tax rate, excluding the impact of the one-time charge of $35.7 million related to purchased research and development in-process,was 42.1%. The decrease in the effective rate is attributable to reduced foreign losses not benefited, the utilization of certain foreign net operating losses in fiscal 1997, and the reinstatement of the research and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS

development credit for a significant portion of the fiscal year. The decreases in the effective rate are offset to some extent by the additional goodwill expense incurred in connection with the E for M acquisition. Due to the expiration of the research and development credit in fiscal 1998, management believes the effective tax rate will increase in fiscal 1998 unless the credit is reinstated. In addition, the ability to continue to utilize foreign net operating losses will have an impact on future effective tax rates. If the European market continues to weaken in the health care industry, unbenefited net operating losses would increase the Company's effective tax rate.

FINANCIAL OUTLOOK

Inasmuch as the Company's principal product lines are all related to the health care industry, they are subject to the current uncertainty surrounding the industry including consolidation of hospital groups and a move towards managed care. While the Company cannot predict the impact, if any, that such modifications might have on its business, the Company's operating results are closely linked to the health care economy. If revenue or earnings fail to meet expectations of the investment community, there could be a significant impact on the trading price for the Company's stock. Management believes that the introduction of new products and the partnership relationships being established with the hospitals will keep the Company in a competitive position as the health care economy demand for new equipment increases.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $162.2 million at April 30, 1998 as compared to $149.2 million at April 30, 1997. Accounts receivable increased 13.7% to $159.3 million from $140.1 million, reflecting increased sales levels. Inventory decreased slightly from $110.8 million to $109.0 million. Management continues to focus on controlling inventory levels even as net sales are increasing. Inventory turns increased to 2.6 for fiscal 1998 as compared to 2.5 for fiscal 1997.

As of April 30, 1998, the Company had $7.0 million outstanding on U.S lines of credit of $25.0 million. In addition, the Company had $28.4 million, U.S. dollar equivalent, outstanding on foreign lines of credit of $49.7 million. A portion of the foreign currency denominated borrowings are used to reduce the currency risks associated with foreign currency receivables. As of April 30, 1997, the amounts outstanding on the U.S. and foreign lines of credit were $8.0 million and $22.4 million, respectively.

Net capital expenditures for fiscal 1998 were $25.5 million as compared to $18.2 million for fiscal 1997. The increase was due to the continued capital expenditures related to the acquisition of a new business system. In addition, the prior year net capital expenditure amount includes the proceeds from a sale of German land. The capital purchases were funded by cash flow from operations.

As of April 30, 1998, the Company had $37.5 million of long-term debt compared with $57.0 million of long-term debt as of April 30, 1997. Of the long-term debt, $30.0 million is senior long-term fixed rate debt which was incurred during the year ended April 30, 1997 in order to refinance a portion of bank long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS


This senior debt accrues interest at a fixed rate of 7.46% per annum and matures through August 29, 2008. The remaining long-term debt consists of three variable rate bank term loans. During fiscal 1998, $19.5 million of bank term debt was repaid by the Company through both cash flow from operations as well as draws from its working capital line of credit. The next and final required installment owed by the Company is $7.5 million on October 31, 2000. The $7.5 million of remaining bank term debt outstanding on April 30, 1998 accrued interest at a rate equal to the LIBOR rate plus one percent, reset monthly. At April 30, 1998, the rate was 6.6563% per annum. The Company intends to pay the interest and retire the remaining long-term debt through cash flow from operations.

Management believes the Company has the financial resources to meet its short-term and long-term cash requirements. Management believes its cash flow from operations will be sufficient to continue to fund its current obligations as well as fund the internal growth of the Company. The current U.S. inflation rate has little impact on the COmpany's operations.

The Company is currently in the process of investigating all of its products to determine if any have a potential incompatibility with the Year 2000. Most products are currently compatible with the Year 2000. In addition, the Company has been converting its internal systems to an entirely new business system. This new business system has addressed the Year 2000 issues regarding all internal systems. The Company does not believe any further Year 2000 compliance costs will be material to its financial statements.

The Management Discussion and Analysis of Financial Conditions and Results of Operations section in this report may contain certain forward-looking statements regarding the Company and its products. These forward-looking statements are based on current expectations, and the Company assumes no obligation to update this information. The Company's actual results could differ materially from those discussed in this document.

BOARD OF DIRECTORS                              OFFICERS

MICHAEL J. CUDAHY                               FREDERICK A. ROBERTSON, M.D.
Chairman                                        Chief Executive Officer and
Marquette Medical Systems, Inc.                 Monitoring Group President

FREDERICK G. LUBER                              LOUIS P. SCAFURI
Chairman                                        Chief Operating officer and
Super Steel Products Corp.                      Cardiology Group President

MELVIN S. NEWMAN                                MARY M. KABACINSKI
Attorney                                        Senior Vice President and
Schoenberg, Fisher & Newman, Ltd.                Chief Financial Officer

                                                STEVEN G. BOOKS
WALTER L. ROBB                                  Senior Vice President,
                                                Manufacturing
Retired
Senior Vice President                           GERALD J. LENTZ
General Electric Company                        Senior Vice President,
                                                Service

JOHN G. BOLLINGER, PH.D.                        MARK R. TAUSCHER
Dean, College of Engineering                    Senior Vice President, Supplies
University of Wisconsin-Madison

                                                GORDON W. PETERSEN
                                                Secretary

FREDERICK A. ROBERTSON, M.D.
Chief Executive Officer and                     MELVIN S. NEWMAN
Monitoring Group President                      Assistant Secretary
Marquette Medical Systems, Inc.


48